The information in this preliminary prospectus supplement and the accompanying prospectus, which relate to an effective registration statement under the Securities Act of 1933, as amended, is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164395
SUBJECT TO COMPLETION DATED AUGUST 16, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated March 11, 2010)

CARDTRONICS, INC.

7,000,000 Shares of Common Stock

The selling stockholders identified in this prospectus supplement are offering 7,000,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold in this offering. Our common stock is listed for trading on the Nasdaq Global Market under the symbol “CATM.” The last reported sale price of our common stock on August 13, 2010 was $14.38 per share.

Investing in our common stock involves a high degree of risk. You should read this prospectus supplement and the accompanying prospectus carefully before you make your investment decision. See “Risk Factors” beginning on page S-11 of this prospectus supplement, as well as the documents we file with the Securities and Exchange Commission that are incorporated by reference therein for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,050,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about August      , 2010.

Joint Book-Running Managers

Piper Jaffray	UBS Investment Bank

The date of this prospectus supplement is          , 2010.

Prospectus Supplement

Prospectus

S-ii

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectuses we may provide to you in connection with this offering. We are responsible for the information contained and incorporated by reference in this prospectus supplement, prospectus and in any free writing prospectuses we prepare or authorize. We have not, and the underwriters have not, authorized any other person to provide you with different information, and we take no responsibility for any information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and any free writing prospectuses we may provide to you in connection with this offering is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or the context requires otherwise, all references in this prospectus to “Cardtronics,” “we,” “us” and “our” refer to Cardtronics, Inc. and its subsidiaries. References to “underwriters” refer to the firms listed on the cover of this prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. We are providing information to you about this offering in two parts. The first part is this prospectus supplement and the information incorporated by reference herein, which describes the specific terms of the securities that we are offering and also adds to, updates or changes information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, including the documents incorporated by reference therein, which provides you with more general information, some of which may not apply to this offering and some of which may have been supplemented or superseded by information in this prospectus supplement or documents incorporated or deemed to be incorporated by reference into this prospectus supplement that we filed with the SEC subsequent to the date of the prospectus. If the description of the offering in this prospectus supplement varies from statements in the accompanying prospectus, you should rely on the information in this prospectus supplement. Before you invest in our securities, you should carefully read this prospectus supplement and the accompanying prospectus and the additional information described under the heading “Documents Incorporated by Reference.”

NON-GAAP FINANCIAL INFORMATION

EBITDA and Adjusted EBITDA and the related ratios presented in this prospectus supplement are supplemental measures of performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”). See “Summary Selected Financial Data” for the definition of EBITDA and Adjusted EBITDA, as well as our reasons for presenting this information. Adjusted EBITDA, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with U.S. GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing, and financing activities or other income or cash flow statement data prepared in accordance with U.S. GAAP.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement and in the documents incorporated by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). The words “project,” “believe,” “expect,” “anticipate,” “intend,” “contemplate,” “foresee,” “would,” “could,” “plan” or other similar

S-iii

expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we currently anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	our financial outlook and the financial outlook of the ATM industry;

•	our ability to respond to recent and future regulatory changes that may impact the ATM and financial services industries;

•	our ability to respond to potential reductions in the amount of interchange fees that we receive from global and regional debit networks for transactions conducted on our ATMs;

•	our ability to provide new ATM solutions to financial institutions;

•	our ATM vault cash rental needs, including potential liquidity issues with our vault cash providers;

•	the implementation of our corporate strategy;

•	our ability to compete successfully with new and existing competitors;

•	our ability to renew and strengthen our existing customer relationships and add new customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to successfully manage our existing international operations and to continue to expand internationally;

•	our ability to prevent security breaches;

•	our ability to manage the risks associated with our third-party service providers failing to perform their contractual obligations;

•	changes in interest rates and foreign currency rates; and

•	the additional risks we are exposed to in our armored transport business.

The information contained in this prospectus supplement, including the information set forth under the heading “Risk Factors,” identifies factors that could affect our operating results and performance. When considering forward-looking statements, you should keep in mind these factors and other cautionary statements in this prospectus supplement and in the documents incorporated herein by reference. Should one or more of the risks or uncertainties described above or elsewhere in this prospectus supplement or in the documents incorporated by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement except as required by law. We urge you to carefully consider those factors, as well as factors described in our reports filed from time to time with the SEC and other announcements we make from time to time.

S-iv

SUMMARY

This summary highlights selected information about us and this offering, including information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the information in the accompanying prospectus and in the documents incorporated by reference or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” on page S-11 of this prospectus supplement, on page 5 of the accompanying prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. In addition, certain statements include forward-looking information that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” on page S-iii of this prospectus supplement.

Our Company

Cardtronics, Inc. provides convenient automated consumer financial services through its network of ATMs and multi-function financial services kiosks. As of June 30, 2010, we operated over 33,700 devices throughout the United States (“U.S.”) (including the U.S. territories of Puerto Rico and the U.S. Virgin Islands), the United Kingdom and Mexico, of which 69% were owned by us, making us the world’s largest non-bank owner of ATMs. Included within this number are approximately 2,200 multi-function financial services kiosks deployed in the U.S. that, in addition to traditional ATM functions such as cash dispensing and bank account balance inquiries, perform other consumer financial services, including bill payments, check cashing, remote deposit capture (which is deposit taking at ATMs not physically located at a bank using electronic imaging), and money transfers. To maximize the utility of our ATM footprint, we partner with large, nationally-known retail merchants and leading national financial institutions to provide convenience to their customers.

The agreements we enter into with our retail partners are typically multi-year agreements that allow us to place our ATMs and kiosks within their store locations. In doing so, we provide our retail partners with an automated financial services solution that we believe helps attract and retain customers, and in turn, increases the likelihood that our devices will be utilized. Historically, we have deployed and operated our devices under two distinct arrangements with our retail partners: Company-owned and merchant-owned arrangements. Under Company-owned arrangements, we provide the device and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under our merchant-owned arrangements, the retail merchant or the distributor owns the device and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to the electronic funds transfer (“EFT”) networks. As of June 30, 2010, approximately 69% of our devices were Company-owned and 31% were merchant-owned. While we may continue to add merchant-owned devices to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of Company-owned devices in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

In addition to partnering with leading merchants, we also partner with leading national financial institutions to brand selected ATMs and financial services kiosks within our network, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., SunTrust Banks, Inc. and Sovereign Bank. As of June 30, 2010, approximately 11,600 of our Company-owned devices were under contract with financial institutions to place their logos on those machines, thus providing convenient surcharge-free access for their banking customers. We also own and operate the Allpoint network, which we believe is the largest surcharge-free ATM network within the United States based on the number of participating ATMs. The Allpoint network, which has approximately 1,200 card issuer participants and more than 37,000 participating ATMs, including a majority of our ATMs in the United States and all of our ATMs in the United Kingdom, provides surcharge-

free ATM access to customers of participating financial institutions that lack a significant ATM network. Allpoint also works with financial institutions that manage prepaid debit card programs on behalf of corporate entities and governmental agencies, including general purpose, payroll, and electronic benefits transfer cards. Under these programs, the issuing financial institutions pay Allpoint a fee per card or per transaction in return for allowing the users of those cards surcharge-free access to Allpoint’s participating ATM network.

More recently, we have started offering a managed services solution. Under a managed services agreement, retailers and financial institutions rely on us to handle some or all of the operational aspects associated with operating and maintaining, as well as potentially owning, their ATM fleets. Under these types of arrangements, we will typically receive a fixed monthly management fee in return for providing certain services, including monitoring, maintenance, customer service, and cash management. Additionally, we will typically charge a per-transaction fee for any transaction processing services we provide under these arrangements.

Finally, we own and operate an EFT transaction processing platform that provides transaction processing services to our network of ATMs and financial services kiosks as well as approximately 1,900 ATMs owned and operated by third parties.

Our revenues are recurring in nature and historically have been primarily derived from transaction fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution and are typically set by the applicable EFT network that transmits data between the device and the cardholder’s financial institution. We generate additional revenues by branding our devices with the logos of leading national banks and other financial institutions and by collecting fees from financial institutions that participate in Allpoint, our wholly-owned surcharge-free ATM network.

Our Competitive Strengths

Leading Market Position.  We are the world’s largest non-bank owner of ATMs. As of June 30, 2010, we operated over 33,700 devices, including approximately 2,200 multi-function financial services kiosks, located throughout the United States (including the U.S. territories of Puerto Rico and the U.S. Virgin Islands), the United Kingdom, and Mexico. We estimate that approximately 90% of the United States population lives within five miles of one of the devices operated by us. We believe the breadth of our global footprint would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

Leading ATM Debit Network.  We have created one of the largest ATM debit networks in the United States. Our network leverages our customer relationships with well-known retailers and issuers of debit and prepaid debit cards, including leading national financial institutions and prepaid debit card companies. We operate the Allpoint network, which we believe is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs. Our network has enabled us to create new revenue streams, including bank branding and surcharge-free network revenues. As a result of the scale and reach of our network, we believe we benefit from significant network efficiencies as evidenced by our growth in transactions per device.

Multi-Year Contracts with Leading Retail Merchants.  We have developed significant relationships with leading national and regional retail merchants within the United States, the United Kingdom, and Mexico. These merchants typically operate high-traffic locations, which we have found to result in increased transaction activity and profitability. Our long-term retail merchant relationships can provide opportunities for us to deploy devices in additional locations of those retailers that do not currently have an ATM, and new locations opened by those retailers in the future. Our contracts with our retail merchant customers are typically multi-year arrangements with an initial targeted term of seven years. As of June 30, 2010, our contracts with our top 10 retail merchant customers (based on revenues for the trailing twelve months) had a weighted average remaining life of 5.6 years. In addition, our top 10 retail merchant customers have worked with us, including the businesses we have acquired, for an average of over nine years, and eight of these contracts have been renewed or extended since they were originally acquired. We believe our retail merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our devices in the United States are on-line and able to serve customers an average of 99.1% of the time.

Proprietary Transaction Processing Platform.  We believe that our proprietary EFT transaction processing platform sets us apart from our competitors. Our platform manages the transaction processing services to our network of devices as well as ATMs owned and operated by third parties, substantially reducing the incremental cost to process a transaction. Our transaction processing platform also gives us the ability to control the content of the information appearing on the screens of our devices as well as those devices that we process on behalf of financial institutions and retailers.

Recurring and Stable Revenues and Operating Cash Flows.  The long-term contracts that we enter into with our retail merchant partners provide us with relatively stable, recurring revenue streams. Additionally, our bank branding and surcharge-free network arrangements provide us with additional revenues under long-term contracts that are generally not based on the number of transactions per device. For the six months ended June 30, 2010, we derived over 98% of our total revenues from ATM transactions, bank branding, and surcharge-free fees, as well as other access fees generated through the provision of additional automated consumer financial services. Our recurring and stable revenue base, relatively low and predictable maintenance capital expenditure requirements, and minimal working capital requirements allow us to generate operating cash flows to service our indebtedness and invest in future growth initiatives.

Efficient, Scalable Infrastructure and Operations.  We believe the size of our ATM network combined with our operating infrastructure allows us to drive substantial economies of scale. Our infrastructure allows us to expand our operations without proportionally increasing our fixed and semi-fixed costs. The scale of our operations provides us with a competitive advantage in operating our own fleet, negotiating with third-party service providers, acquiring new ATM portfolios, and providing cost effective managed services solutions to financial institutions and large retailers. We believe that the operating efficiencies that result from our scale provide us with a significant cost advantage over our competitors. Our ATM operating gross profit margin (exclusive of depreciation, accretion and amortization) has increased from 22.9% in 2007 to 30.9% during the year ended December 31, 2009, and further to 32.4% during the six month period ended June 30, 2010.

Experienced Management Team.  Our management team has significant financial services, network, and payment processing-related experience. Our team is led by Steven A. Rathgaber, our Chief Executive Officer, who has over 32 years of broad electronic payment product and network experience. Our management team has augmented the organic growth of our business by successfully identifying and integrating a number of acquired businesses, both in the United States and internationally, that have expanded our network and the products and services we offer. We believe the strength and expertise of our management team helps us attract new retail merchant customers and provides us with increased acquisition, bank branding, and managed services opportunities, thereby contributing significantly to our growth.

Our Market Opportunity

We believe that the following industry factors result in an increased market opportunity for us:

•	the dollar volume of cash used in the United States economy is large and growing;

•	United States banks are seeking to increase customer touch points in a cost-effective manner and provide convenient, surcharge-free access to ATMs;

•	there has been a recent proliferation in the number of prepaid debit cards, especially in the United States, that can be used at our ATMs;

•	recent increases in the fees charged by large United States financial institutions for non-customers to use their ATMs have provided us with an opportunity to increase the fees we charge on our ATMs and increased the value proposition of our Allpoint surcharge-free network;

•	demand for automated consumer financial services beyond basic banking services continues to increase;

•	outsourcing by financial institutions of non-core operations such as the management of their ATM fleets could provide us with additional revenue opportunities; and

•	the continuing under-penetration of ATMs in many international markets.

Our Strategy

Our strategy is to expand and enhance our position as a leading provider of automated consumer financial services in the United States, the United Kingdom and Mexico; to leverage our existing ATM network with products and services that increase our revenues per ATM; to become a significant provider of managed services to financial institutions and retailers with significant ATM and financial services kiosk networks; and to further expand our network and service offerings into select international markets. In order to execute this strategy, we will endeavor to:

Expand our Network of Devices with Leading Merchants.  We believe that we have opportunities to further expand the number of ATMs and financial services kiosks that we own and/or operate with leading merchants. With respect to our existing merchants, we have two principal opportunities to increase the number of deployed devices: first, by deploying devices in existing merchant locations that currently do not have a device, but where consumer traffic volumes and anticipated returns justify installing a device; and second, as our merchants open new locations, by installing devices in those locations. With respect to new merchant customers, we believe our expertise, national footprint, strong record of customer service, and significant scale position us to successfully market to, and enter into long-term contracts with, additional leading national and regional merchants.

Expand our Relationships with Leading Financial Institutions.  We believe we are well-positioned to work with financial institutions to fulfill many of their ATM and automated consumer financial services requirements. Our services currently offered to financial institutions include branding our ATMs with their logos and providing surcharge-free access to their customers, as well as managing their off-premise ATMs (i.e., ATMs not located in a bank branch). In addition, our EFT transaction processing capabilities provide us with the ability to provide customized control over the content of the information appearing on the screens of our ATMs and ATMs we manage for financial institutions and retailers, which we believe increases the types of products and services that we are able to offer to financial institutions. In the United Kingdom, our armored courier operation, coupled with our existing in-house engineering and EFT transaction processing capabilities, provides us with a full suite of services that we can offer to financial institutions in that market.

Continue to Capitalize on Surcharge-Free Network and Prepaid Debit Card Opportunities.  We plan to continue pursuing opportunities with respect to our surcharge-free network offerings, where financial institutions pay us to allow their customers surcharge-free access to our ATM network on a non-exclusive basis. We believe surcharge-free arrangements will enable us to increase transaction counts and profitability on our existing machines. We also plan to pursue additional opportunities to work with financial institutions that issue and sponsor prepaid debit card programs. We believe that these programs represent significant transaction growth opportunities for us, as many users of prepaid debit cards do not have bank accounts, and consequently, have historically not been able to utilize our existing ATMs and financial services kiosks.

Pursue International Growth Opportunities.  We have invested significant amounts of capital in the infrastructure of our United Kingdom and Mexico operations, and we plan to continue to selectively increase the number of our ATMs in these markets by increasing the number of machines deployed with our existing customer base, as well as adding new merchant customers. Additionally, we plan to expand our operations into selected international markets where we believe we can leverage our operational expertise, EFT transaction processing platform, and scale advantages. In particular, we expect to target high-growth, emerging markets where cash is the predominant form of payment, where off-premise ATM penetration is relatively low, and where we believe significant financial institution and/or retail managed services opportunities exist. We believe Central and Eastern Europe, Central and South America, and the Asia-Pacific regions are examples of international markets that meet these criteria.

Develop and Provide Additional Automated Consumer Financial Services.  Service offerings by ATMs have continued to evolve over time. Certain ATM models are now capable of providing numerous automated consumer financial services, including bill payments, check cashing, remote deposit capture, and money transfers. Certain of our devices are capable of, and currently provide, these types of services. We believe these non-traditional consumer financial services offered by our devices, and other machines that we or others may develop, provide us with additional growth opportunities as retailers and financial institutions seek to provide additional convenient automated financial services to their customers.

Recent Developments

New Revolving Credit Facility.  On July 15, 2010, we entered into a new $175.0 million revolving credit facility. The new facility, which is led by a syndicate of banks including JPMorgan Chase Bank, N.A. and Bank of America, N.A., provides us with access to $175.0 million in borrowings and letters of credit (subject to the covenants contained within the facility) and has an initial termination date of February 2013; however, this date will be automatically extended to July 2015 in the event our existing senior subordinated notes are no longer outstanding or have been refinanced with a maturity date later than December 2015. Accordingly, upon the successful consummation of the tender offer for our Series A Notes and redemption of our Series B Notes, each as described below, the term of our revolving credit facility will be automatically extended to July 15, 2015. Additionally, the credit facility contains a feature that allows us to expand the facility up to $250.0 million, subject to the availability of additional bank commitments by existing or new syndicate participants.

Concurrent with the execution of the agreement governing our new revolving credit facility, we terminated our previous credit facility with the same borrowing capacity. We did not incur any material termination fees or penalties in connection with the termination of the previously-existing credit facility, which was due to mature in May 2012. However, we expect to record a $0.4 million pre-tax charge during the third quarter of 2010 to write-off certain deferred financing costs associated with the previous revolving credit facility.

Redemption of $100.0 Million 9.25% Senior Subordinated Notes — Series B.  On July 21, 2010, we issued a notice of redemption for all $100 million of our 9.25% senior subordinated notes due in 2013 — Series B (the “Series B Notes”). The Series B Notes will be redeemed on August 20, 2010, at a redemption price of 102.313% of the principal amount, plus accrued but unpaid interest to August 20. The redemption will be funded with approximately $30.0 million of available cash on hand and approximately $72.4 million of borrowings under our recently-executed credit facility (discussed above). We expect that the redemption of the Series B Notes combined with our new credit facility will enhance our financial flexibility by reducing our overall leverage and interest expense amounts. Based on the current interest rate environment, we expect that our annual cash interest expense savings will be roughly $8.0 million. However, during the third quarter of 2010, we expect to record a $3.2 million pre-tax charge to write-off the remaining unamortized discount and deferred financing costs associated with the Series B Notes. Additionally, we will record a $2.3 million pre-tax charge in the third quarter related to the call premium.

Issuance of $200.0 Million 8.25% Senior Subordinated Notes and Tender Offer for Existing $200 Million 9.25% Senior Subordinated Notes — Series A.  On August 12, 2010, we announced the issuance of $200 million of our 8.25% senior subordinated notes due 2018 and commenced a tender offer for any and all of our $200 million outstanding 9.25% senior subordinated notes due 2013 — Series A (the “Series A Notes”). We offered to purchase the Series A Notes for cash equal to 100.063% of their principal amount, together with accrued and unpaid interest to the purchase date and a consent fee of 2.5% of the principal amount of notes tendered before 5:00 p.m., New York City time, on August 25, 2010, unless extended by us. No consent fees will be paid to holders who tender their notes after August 25, 2010 and prior to the expiration of the tender offer on September 9, 2010, unless extended by us. Our offer to purchase the Series A Notes is being made on the terms and subject to the conditions set forth in an Offer to Purchase and Consent Solicitation Statement dated August 12, 2010.

In connection with the tender offer, we are also soliciting consents from the holders of the Series A Notes to amendments to the indenture governing the notes to eliminate most of the covenants and certain events of default.

The tender offer and consent solicitation are conditioned upon the receipt of consents to the proposed indenture amendment from holders of a majority of the outstanding principal amount of the Series A Notes. The tender offer and consent solicitation are also conditioned upon our completion of the $200 million 8.25% senior-subordinated offering so that the net proceeds from such offering, when combined with our cash on hand and available borrowings under our revolving credit facility, will provide sufficient funds to pay for all tendered Series A Notes and delivered consents plus all related fees and expenses.

If fully subscribed by August 25, 2010, we expect that the tender offer and consent solicitation will result in a pre-tax charge to our net income of approximately $8.8 million, and that they will cost approximately $205.7 million (including accrued and unpaid interest of approximately $0.6 million and the consent fees), which will be funded with the net proceeds from the $200 million 8.25% senior subordinated offering, borrowings under our revolving credit facility, and cash on hand.

There is no assurance that the tender offer will be subscribed for in any amount, and we currently intend to redeem any Series A Notes that remain outstanding following the tender offer as permitted under the governing indenture, although we have no legal obligation to do so and the selection of any particular redemption date is in our discretion.

Corporate Information

Cardtronics is a Delaware corporation. Our principal offices are located at 3250 Briarpark Drive, Suite 400, Houston, TX 77042, telephone number (832) 308-4000, fax number (832) 308-4001, and our website can be found at www.cardtronics.com. Unless specifically incorporated by reference in this prospectus supplement, information that you may find on our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling stockholders	7,000,000 shares

Common stock to be outstanding after the offering	42,027,759 shares

Over-allotment option	The selling stockholders have granted the underwriters the right to purchase up to an additional 1,050,000 shares to cover over-allotments, if any, within 30 days from the date of this prospectus.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy	We do not currently and do not expect to pay dividends on our common stock for the foreseeable future.

Nasdaq Global Market symbol for our common stock	CATM

Risk Factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after this offering is based on 42,027,759 shares of common stock outstanding as of August 13, 2010 and excludes:

•	3,232,684 shares of common stock issuable upon the exercise of stock options outstanding as of August 13, 2010, at a weighted average exercise price of $9.53; and

•	2,746,577 shares of common stock reserved for issuance under our equity compensation plan.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

SUMMARY SELECTED FINANCIAL DATA

The summary selected balance sheet data for Cardtronics as of December 31, 2007, 2008 and 2009 and the summary selected statement of operations data for Cardtronics for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited financial statements. The summary selected balance sheet data as of June 30, 2009 and 2010 and the summary selected statements of operations data for Cardtronics for the six months ended June 30, 2009 and 2010 have been derived from our unaudited interim consolidated financial statements. The financial information presented below is not necessarily indicative of results to be expected in any future period. Future results could differ materially from historical levels due to many factors, including, but not limited to, those discussed in “Risk Factors” in this prospectus supplement. You should read the information set forth below in conjunction with all information included and incorporated by reference in this prospectus supplement, including our historical consolidated financial statements and notes thereto in our 2009 Form 10-K and our historical unaudited interim consolidated financial statements and notes thereto in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

				For the Six Months Ended
	For the Years Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(In thousands, except share and per share information, number of devices, and transactions per device)

Consolidated Statements of Operations Data:
Revenues:
ATM operating revenues	$365,322	$475,800	$483,138	$234,942	$256,247
Total revenues	378,298	493,014	493,353	239,993	260,724
Gross profit (exclusive of depreciation, accretion, and amortization expense)(1)	84,651	114,473	148,879	68,822	82,924
Income (loss) from operations(2)	7,158	(38,118)	43,000	14,994	31,807
Net income (loss)(2)	(27,857)	(72,397)	5,771	(2,438)	12,478
Net income (loss) attributable to controlling interests and available to common stockholders(2)(3)	(63,753)	(71,375)	5,277	(2,580)	12,168
Share and Per Share Data:
Basic and diluted net income (loss) per common share	$(4.13)	$(1.84)	$0.13	$(0.07)	$0.29
Basic weighted average shares outstanding	15,423,744	38,800,782	39,244,057	39,005,202	39,910,928
Diluted weighted average shares outstanding	15,423,744	38,800,782	39,896,366	39,005,202	40,894,506
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$13,439	$3,424	$10,449	$6,492	$40,089
Total assets	590,737	480,828	460,404	468,136	472,647
Total long-term debt and capital lease obligations, including current portion	310,744	347,181	307,287	329,051	307,041
Total stockholders’ equity (deficit)	106,720	(19,750)	(1,290)	(10,251)	(2,131)
Other Financial Data (Unaudited):
Adjusted EBITDA(4)	$60,582	$81,939	$110,376	$50,411	$63,172
Capital expenditures, excluding acquisitions(5)	76,642	60,133	28,530	10,799	21,554
Interest expense, net	29,523	31,090	30,133	15,355	14,632
Operating Data (Unaudited):
Number of transacting Company-owned devices (at period end)	20,732	22,215	22,871	22,244	23,233
Average number of total transacting devices(6)	28,277	32,856	33,059	33,008	33,684
Total transactions	247,270	354,391	383,323	185,853	202,036
Total cash withdrawal transactions	166,248	228,306	244,378	119,611	126,429
Amounts per device per month:
ATM operating revenues	$1,076	$1,207	$1,218	$1,186	$1,268
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)(7)(8)	829	921	842	839	858

ATM operating gross profit(9)	$247	$286	$376	$347	$410

ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization)(7)	22.9%	23.7%	30.9%	29.3%	32.4%
Total transactions	729	899	966	938	1,000
Total cash withdrawal transactions	490	579	616	604	626

(1)	“Gross Profit” amounts exclude depreciation, accretion, and amortization expense of $43.1 million, $52.4 million, and $51.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $25.3 million and $24.4 million for the six months ended June 30, 2009 and 2010, respectively.

(2)	For the year ended December 31, 2008, amounts include a $50.0 million goodwill impairment charge associated with our United Kingdom operations.

(3)	For the year ended December 31, 2007, net loss attributable to controlling interests and available to common stockholders reflects a $36.0 million one-time, non-cash charge associated with the conversion of our Series B redeemable convertible preferred stock into shares of common stock in conjunction with our initial public offering in December 2007, and the accretion of issuance costs associated with the Series B redeemable convertible preferred stock.

(4)	Adjusted EBITDA represents net income (loss) before interest expense, income tax expense, and depreciation, accretion and amortization expense, as well as adjustments for certain non-cash and non-recurring items. For the year ended December 31, 2008, Adjusted EBITDA also excluded a $50.0 million impairment charge of the goodwill associated with our United Kingdom operation. This charge has been excluded as goodwill and associated write-downs would be company-specific and management believes the inclusion of such a charge in Adjusted EBITDA would not contribute to its understanding of the operating results and effectiveness of its business. Adjusted EBITDA, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with U.S. GAAP. In evaluating our performance as measured by Adjusted EBITDA, we recognize and consider the limitations of this measurement. Adjusted EBITDA does not reflect our obligations for the payment of income taxes, interest expense or other obligations such as capital expenditures. Accordingly, Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing, and financing activities or other income or cash flow statement data prepared in accordance with U.S. GAAP.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	it is used by investors to measure a company’s operating performance without regard to items such as interest expense, depreciation, accretion, and amortization, which can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance because it assists them in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit agreement;

•	in communications with lenders concerning our financial performance; and

•	as a performance measure by which our management is evaluated and compensated.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable U.S. GAAP measures, understanding the differences between the measures, and incorporating this knowledge into management’s decision-making process.

The following table provides a reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable U.S. GAAP financial measure, for each of the periods presented:

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(In thousands)

Net income (loss) attributable to controlling interests	$(27,481)	$(71,375)	$5,277	$(2,580)	$12,168
Income tax expense	4,477	989	4,245	2,033	3,391
Interest expense, including amortization of deferred financing costs and bond discounts	31,164	33,197	32,528	16,526	15,904
Goodwill impairment charge	—	50,003	—	—	—
Amortization expense	18,870	18,549	18,916	9,031	7,744
Depreciation and accretion expense	26,781	39,164	39,420	19,574	20,486

EBITDA	$53,811	$70,527	$100,386	$44,584	$59,693

Add back:
Loss on disposal of assets	$2,485	$5,807	$6,016	$3,784	$1,472
Other (income) expense	(626)	93	(982)	(1,127)	3
Noncontrolling interest	(169)	(1,633)	(1,281)	(566)	(872)
Stock-based compensation expense	1,050	3,516	4,620	2,120	2,876
Adjustments to cost of ATM operating revenues(a)	3,236	2,911	154	153	—
Adjustments to selling, general, and administrative expenses(b)	795	718	1,463	1,463	—

Adjusted EBITDA	$60,582	$81,939	$110,376	$50,411	$63,172

(a)	Adjustments to cost of ATM operating revenues for 2007 and 2008 primarily consisted of costs associated with the conversion of our ATMs over to our in-house EFT processing platform and, in 2008, start-up costs associated with our in-house armored operation in the United Kingdom.

(b)	Adjustments to selling, general, and administrative expenses primarily consisted of litigation settlement costs in 2007, the write-off of certain acquisition-related costs in 2008, and the recognition of $1.2 million in severance costs associated with the departure of our former Chief Executive Officer during the six months ended June 30, 2009.

(5)	Capital expenditure amounts are reflected gross of any noncontrolling interest amounts and include capital expenditures financed by direct debt.

(6)	The historical 2007 average number of transacting Company-owned devices and total transacting devices include the devices acquired in our acquisition of the 7-Eleven, Inc. financial services business beginning from the acquisition date (July 20, 2007) and continuing through the end of the year.

(7)	Excludes effects of depreciation, accretion, and amortization expense of $43.1 million, $52.4 million, and $51.5 million for the years ended December 31, 2007, 2008, and 2009, respectively, and $25.3 million and $24.4 million for the six months ended June 30, 2009 and 2010, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our cost of ATM operating revenues per ATM per month and decreased our ATM operating gross profit per ATM per month by $127, $133, and $130 for the years ended December 31, 2007, 2008, and 2009, respectively, and $129 and $119 for the six months ended June 30, 2009 and 2010, respectively. Additionally, our ATM operating gross profit margin would have been 11.1%, 12.7%, and 20.2% for the years ended December 31, 2007, 2008, and 2009, respectively, and 18.5% and 22.9% for the six months ended June 30, 2009 and 2010, respectively.

(8)	The decline in the Cost of ATM operating revenues per ATM per month from 2008 to 2009 was due to foreign currency exchange rate movements between the two periods, lower vault cash interest costs, and other operating cost reductions as a result of better pricing terms under renegotiated contracts with our maintenance and armored service providers.

(9)	ATM operating gross profit is a measure of profitability that uses only the revenue and expenses that relate to operating the ATMs. The revenue and expenses from ATM equipment sales and other ATM-related services are not included.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus supplement, before you decide to buy the common stock offered by this prospectus supplement. We believe that the risks and uncertainties described below are the material risks and uncertainties facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations or future growth prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We depend on ATM and financial services transaction fees for substantially all of our revenues, and our revenues and profits would be reduced by a decline in the usage of our ATMs and financial services kiosks or a decline in the number of devices that we operate, whether as a result of global economic conditions or otherwise.

Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs and financial services kiosks, including surcharge (or “convenience”) and interchange transaction fees, have historically accounted for most of our revenues. We expect that transaction fees, including fees we receive through our bank branding and surcharge-free network offerings, will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (i) the continued market acceptance of our services in our target markets, (ii) maintaining the level of transaction fees we receive, (iii) our ability to install, acquire, operate, and retain more devices, (iv) continued usage of our devices by cardholders, and (v) our ability to continue to expand our surcharge-free and other consumer financial services offerings. If alternative technologies to our services are successfully developed and implemented, we will likely experience a decline in the usage of our devices. Convenience fees, which are determined through negotiations between us and our merchant partners, could be reduced over time. Further, growth in surcharge-free ATM networks and widespread consumer bias toward these networks could adversely affect our revenues, even though we maintain our own surcharge-free offerings. Many of our devices are utilized by consumers that frequent the retail establishments in which our devices are located, including convenience stores, malls, grocery stores, and other large retailers. If there is a significant slowdown in consumer spending, and the number of consumers that frequent the retail establishments in which we operate our devices declines significantly, the number of transactions conducted on those devices, and the corresponding transaction fees we earn, may also decline.

Although we experienced an increase in our monthly ATM operating revenues per device during 2009 and the first half of 2010, we cannot assure you that our transaction revenues will not decline in the future. A decline in usage of our devices by cardholders or in the levels of fees received by us in connection with this usage, or a decline in the number of devices that we operate, would have a negative impact on our revenues and would limit our future growth.

Interchange fees, which comprise a substantial portion of our transaction revenues, may be lowered at the discretion of the various EFT networks through which our transactions are routed, or through potential regulatory changes, thus reducing our future revenues.

Interchange fees, which represented approximately 31% of our total ATM operating revenues for the year ended December 31, 2009, are set by the various EFT networks through which transactions conducted on our devices are routed. Interchange fees are set by each network and typically vary from one network to the next. Accordingly, if some or all of the networks through which our ATM transactions are routed were to reduce the interchange rates paid to us or increase their transaction fees charged to us for routing transactions across their network, or both, our future transaction revenues could decline.

Recently, certain networks have reduced the net interchange fees paid to ATM deployers for transactions routed through their networks. For example, effective April 1, 2010, a global network brand reduced the interchange rates it pays to domestic ATM deployers for ATM transactions routed across its debit network. As a result, we have recently seen certain financial institutions migrate their volume away from other networks to take advantage of the lower pricing offered by these networks. Such rate change is expected to reduce our ATM operating gross profits by approximately $1.9 million over the remainder of 2010. Additionally, interchange rates in the United Kingdom, which are set by LINK, the United Kingdom’s primary ATM debit network, are expected to decline slightly beginning in 2011. As a result, the interchange revenues generated by certain of our ATMs in that market are expected to decline in the future. If other networks enact interchange fee reductions similar to those outlined above, our interchange revenues could be negatively impacted in future periods.

Finally, some federal officials in the United States have expressed concern that consumers using an ATM may not be aware that in addition to paying the surcharge fee that is disclosed to them at the ATM, their financial institution may also assess an additional fee to offset any interchange fee assessed to the financial institution by the EFT networks with regard to that consumer’s transaction. While there are currently no pending legislative actions calling for limits on the amount of interchange fees that can be charged by the EFT networks to financial institutions for ATM transactions, there can be no assurance that such legislative actions will not occur in the future.

Any potential future network or legislative actions that affect the amount of interchange fees that can be assessed on a transaction may adversely affect our revenues. Historically, we have been successful in offsetting the effects of any such reductions in interchange fees received by us through changes in our business. However, we can give no assurances that we will be successful in offsetting the effects of any future reductions in the interchange fees received by us, if and when they occur.

In the United States, the proliferation of payment options other than cash, including credit cards, debit cards, and prepaid debit cards, could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs.

The United States has seen a shift in consumer payment trends since the late 1990s, with more customers now opting for electronic forms of payment (e.g., credit cards and debit cards) for their in-store purchases over traditional paper-based forms of payment (e.g., cash and checks). Additionally, merchants are now offering free cash back at the point-of-sale for customers that utilize debit cards for their purchases, thus providing an additional incentive for consumers to use these cards. According to the Nilson Report from 2003 to 2008, cash transaction counts declined from approximately 41% of all payment transactions in 2003 to approximately 34% in 2008, with declines also seen in check usage as credit and debit card transactions increased. However, in terms of absolute dollar value, the volume of cash used in payment transactions increased from $1.3 trillion in 2003 to $1.6 trillion in 2008. Furthermore, during 2009, we saw an increase in the number of cash withdrawal transactions conducted on our domestic ATMs, in part due to the proliferation of prepaid debit cards, thus implying a continued demand for cash and convenient, reliable access to that cash. Regardless, the continued growth in electronic payment methods could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of our ATMs.

Deterioration in global credit markets, as well as changes in legislative and regulatory requirements, could have a negative impact on financial institutions that we conduct business with.

We have a significant number of customer and vendor relationships with financial institutions in all of our key markets, including relationships in which those financial institutions pay us for the right to place their brands on our devices. Additionally, we rely on a small number of financial institution partners to provide us with the cash that we maintain in our Company-owned devices. Turmoil in the global credit markets in the future, such as that recently experienced, may have a negative impact on those financial institutions and our relationships with them. In particular, if the liquidity positions of the financial institutions with which we conduct business deteriorate significantly, these institutions may be unable to perform under their existing agreements with us. If these defaults were to occur, we may not be successful in our efforts to identify new branding partners and cash providers, and the underlying economics of any new arrangements may not be consistent with our current arrangements. Furthermore, if our existing bank branding partners or cash providers are acquired by other institutions with assistance from the Federal Deposit Insurance Corp. (“FDIC”), or placed into receivership by the FDIC, it is possible that our agreements may be rejected in part or in their entirety.

Finally, in response to the economic crisis, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”), which contains broad measures aimed at overhauling existing financial regulations within the United States, was signed into law on July 21, 2010. Among many other things, the Act includes provisions that (i) call for the establishment of a new Bureau of Consumer Financial Protection, (ii) limit the activities that banking entities may engage in and (iii) give the Federal Reserve Bank the authority to regulate interchange transaction fees charged by electronic funds transfer networks for electronic debit transactions. Many of the detailed regulations required under the Act have yet to be finalized and will likely not be finalized for some time. Moreover, based on the current language contained within the Act, it is uncertain whether the regulation of interchange fees for electronic debit transactions will apply to ATM cash withdrawal transactions. If ATM cash withdrawal transactions were to fall under the proposed regulatory framework, and the related interchange fees were reduced from their current levels, such change could have a material adverse impact on our future revenues and operating profits. In addition, it is unclear at this point what impact these new regulations will ultimately have on financial institutions with whom we conduct business. However, if those financial institutions are negatively impacted by such regulations, our future operating results could be negatively impacted.

The passing of legislation banning or limiting the fees we receive for transactions conducted on our ATMs would severely impact our revenues.

Despite the nationwide acceptance of convenience fees at ATMs in the United States since their introduction in 1996, consumer activists have from time to time attempted to impose local bans or limits on such fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. More recently, some federal officials have expressed concern that convenience fees charged by financial institutions and other ATM operators are unfair to consumers. To that end, an amendment proposing limits on the fees that ATM operators, including financial institutions, can charge consumers was recently introduced in the United States Senate, but was not ultimately included in the final version of the Dodd-Frank Act that was signed into law. If similar proposed legislation were to be enacted in the future, and the amount we were able to charge for consumers to use our ATMs was reduced, our revenues and related profitability would be negatively impacted. Furthermore, if such limits were set at levels that are below our current or future costs to operate our ATMs, it would have a material adverse impact on our ability to continue to operate under our current business model.

In the United Kingdom, the Treasury Select Committee of the House of Commons published a report regarding convenience fees in the ATM industry in March 2005. This committee was formed to investigate public concerns regarding the ATM industry, including (1) adequacy of disclosure to ATM customers regarding fee levels, (2) whether ATM providers should be required to provide free services in low-income areas and (3) whether to limit the level of fees charged. While the committee made numerous recommendations to Parliament regarding the ATM industry, including that ATMs should be subject to the Banking Code (a voluntary code of practice adopted by all financial institutions in the United Kingdom), the United Kingdom government did not accept the committee’s recommendations. Despite the rejection of the committee’s recommendations, the United Kingdom government did sponsor an ATM task force to look at social exclusion in relation to ATM services. As a result of the task force’s findings, approximately 600 additional free-to-use ATMs (to be provided by multiple ATM providers) were required to be installed in low income areas throughout the United Kingdom. While this is less than a 2% increase in free-to-use ATMs throughout the United Kingdom, there is no certainty that other similar proposals will not be made and accepted in the future. If the legislature or another body with regulatory authority in the United Kingdom were to impose limits on the level of fees charged for ATM transactions, our operating revenues in the United Kingdom would be negatively impacted.

In Mexico, surcharging for off-premise ATMs was legalized in late 2003, but was not formally implemented until July 2005. In early October 2009, the Central Bank of Mexico adopted new rules regarding how ATM operators disclose fees to consumers. The objective of these rules was to provide more transparency to the consumer regarding the cost of a specific ATM transaction, rather than to limit the amount of fees charged to the consumer. Such rules, which became effective in May 2010, required ATM operators to elect between receiving interchange fees from card issuers or surcharge fees from consumers. Cardtronics Mexico, S.A. de C.V. (“Cardtronics Mexico”) elected to assess a surcharge fee on the consumer rather than select the interchange fee-only option, and subsequently raised the level of its surcharge fees in order to recoup the interchange fees it is no longer receiving. Because these changes were just recently enacted, we cannot be certain what impact such rate changes will have on the long-term withdrawal transaction levels in that market. However, based on very early indications, withdrawal transaction levels in Mexico have declined by amounts greater than those originally anticipated. If such initial transaction declines continue or worsen from their current levels, the additional surcharge fee amounts may not be sufficient to offset the lost interchange revenues, resulting in lower revenues and profitability per ATM in that market.

As a result of the above developments, we have decided to reduce the number of planned ATM deployments in Mexico for the remainder of 2010 in order to gauge the impact of the above rules on our ATM transaction levels and related profits. If transaction levels continue to worsen, and if we are unsuccessful in its efforts to implement certain measures to mitigate the effects of such transaction declines, our overall profitability in that market will decline. If such declines are significant, we may be required to record an impairment charge in future periods to write-down the carrying value of certain existing tangible and intangible assets associated with that operation.

Further consolidations within the banking industry may impact our branding relationships as existing branding customers are acquired by other, more stable financial institutions, some of which may not be existing branding customers.

In recent years, an unprecedented amount of consolidation unfolded within the United States banking industry. For example, Washington Mutual, which had over 950 ATMs branded with us, was acquired by JPMorgan Chase, an existing branding customer of ours, in 2008. Additionally, Wachovia, which had 15 high-transaction ATMs branded with us, was acquired by Wells Fargo, a bank that was not an existing branding customer of ours, at the end of 2008. Furthermore, in 2009, Sovereign Bank, which currently has over 1,150 ATMs branded with us, was acquired by Banco Santander, one of the largest banks in Europe. Although our branding contracts were largely unaffected by these transactions, we cannot assure you that they will remain unaffected by future consolidations that may occur within the banking industry, and in particular, our branding partners.

We rely on third parties to provide us with the cash we require to operate many of our devices. If these third parties were unable or unwilling to provide us with the necessary cash to operate our devices, we would need to locate alternative sources of cash to operate our devices or we would not be able to operate our business.

In the United States, we rely on Bank of America, N.A. (“Bank of America”), Wells Fargo, N.A. (“Wells Fargo”), and US Bancorp (“US Bank”) to provide us with the cash that we use in over 18,000 of our domestic devices where cash is not provided by the merchant (“vault cash”). In the United Kingdom, we rely on Alliance & Leicester Commercial Bank (“ALCB”) to provide us with the vault cash that we use in over 2,500 of our ATMs. Finally, S.A. Institución de Banca Multiple (“Bansi”) is our sole vault cash provider in Mexico and provides us with the cash that we use in over 2,300 of our ATMs in that market. Under our vault cash rental agreements with these providers, we pay a vault cash rental fee based on the total amount of vault cash that we are using at any given time. As of June 30, 2010, the balance of vault cash held in our United States, United Kingdom, and Mexico ATMs and financial services kiosks was approximately $896.9 million, $164.9 million, and $37.4 million, respectively.

Under our vault cash rental agreements, at all times during this process, beneficial ownership of the cash is retained by the cash providers, and we have no access or right to the cash except for those ATMs that are serviced by our wholly-owned armored courier operation in the United Kingdom. While our armored courier operation has physical access to the cash loaded in those machines, beneficial ownership of that cash remains with the cash provider at all times.

Our existing vault cash rental agreements expire at various times from March 2011 through December 2013. However, each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events beyond our control, including certain bankruptcy events of us or our subsidiaries, or a breach of the terms of our cash provider agreements. Other key terms of our agreements include the requirement that the cash providers provide written notice of their intent not to renew. Such notice provisions typically require a minimum of 180 to 360 days’ notice prior to the actual termination date. If such notice is not received, then the contracts will typically automatically renew for an additional one-year period. Additionally, our contract with one of our vault cash providers contains a provision that allows the provider to modify the pricing terms contained within the agreement at any time with 90 days prior written notice. However, in the event both parties do not agree to the pricing modifications, then either party may provide 180 days prior written notice of its intent to terminate.

If our vault cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our devices, or if they fail to provide us with cash as and when we need it for our operations, our ability to operate our devices would be jeopardized, and we would need to locate alternative sources of vault cash. In the event this was to happen, the terms and conditions of the new or renewed agreements could potentially be less favorable to us, which would negatively impact our results of operations.

We derive a substantial portion of our revenue from devices placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.

For the six months ended June 30, 2010, we derived 52% of our total revenues from ATMs and financial services kiosks placed at the locations of our five largest merchant customers. For both the year ended December 31, 2009 and the six months ended June 30, 2010, our top five merchants (based on our total revenues) were 7-Eleven, Inc. (“7-Eleven”), CVS Caremark Corporation (“CVS”), Walgreen Co. (“Walgreens”), Target Corporation (“Target”), and Hess Corporation (“Hess”). 7-Eleven, which is the single largest merchant customer in our portfolio, comprised approximately 31% and 34% of our total revenues for the year ended December 31, 2009 and six months ended June 30, 2010, respectively. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven as well as our other top merchants.

The loss of any of our largest merchants or a decision by any one of them to reduce the number of our devices placed in their locations would result in a decline in our revenues. Furthermore, if their financial condition were to deteriorate in the future and, as a result, one or more of these merchants was required to close a significant number of their domestic store locations, our revenues would be significantly impacted. Additionally, these merchants may elect not to renew their contracts when they expire. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants enters bankruptcy proceedings and rejects its contract with us, fails to renew its contract upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, it could result in a decline in our revenues and gross profits.

In May 2009, we settled a long-standing lawsuit with one of our merchant customers who was the seventh largest merchant customer in our portfolio (based on revenues) during the year ended December 31, 2009. In accordance with the settlement, our placement agreement with this merchant and the related bank branding agreement associated with those ATMs were terminated. As a result of this settlement, our revenues were negatively impacted during 2009 and will continue to be negatively impacted in the future. Any additional losses of large merchant customers could result in further declines in our revenues and gross profits.

A substantial portion of our revenues and operating profits are generated by our merchant relationship with 7-Eleven. Accordingly, if 7-Eleven’s financial condition deteriorates in the future and it is required to close some or all of its store locations, or if our placement agreement with 7-Eleven expires or is terminated, our future financial results would be significantly impaired.

7-Eleven is the single largest merchant customer in our portfolio, representing approximately 31% and 34% of our total revenues for the year ended December 31, 2009 and six months ended June 30, 2010, respectively. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven. If 7-Eleven’s financial condition were to deteriorate in the future and, as a result, it was required to close a significant number of its domestic store locations, our financial results would be significantly impacted. Additionally, while the underlying placement agreement with 7-Eleven has an initial term of ten years, we may not be successful in renewing such agreement with 7-Eleven upon the end of that initial term, or such renewal may occur with terms and conditions that are not as favorable to us as those contained in the current agreement. Furthermore, the placement agreement executed with 7-Eleven contains certain terms and conditions, which if we fail to meet, gives 7-Eleven the right to terminate the placement agreement or our exclusive right to provide certain services.

We rely on EFT network providers, transaction processors, armored courier providers, and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.

We rely on EFT network providers and have agreements with transaction processors, armored courier providers, and maintenance providers and have more than one such provider in each of these key areas. These providers enable us to provide card authorization, data capture, settlement, and cash management and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each. If we improperly manage the renewal or replacement of any expiring vendor contract, or if our multiple providers in any one key area failed to provide the services for which we have contracted and disruption of service to our merchants occurs, our relationship with those merchants could suffer.

For example, during the fourth quarter of 2007 and the full year of 2008, our results of operations were negatively impacted by a higher percentage of downtime experienced by our ATMs in the United Kingdom as a result of certain third-party service-related issues. If such disruption of service should recur, our relationships with the affected merchants could be materially negatively impacted. Furthermore, any disruptions in service in any of our markets, whether caused by us or by third party providers, may result in a loss of revenues under certain of our contractual arrangements that contain minimum service-level requirements.

Additionally, in February 2010, Mount Vernon Money Center (“MVMC”), one of our third-party armored service providers in the Northeast United States, ceased all cash replenishment operations for its customers following the arrest on charges of bank fraud of its founder and principal owner. Shortly thereafter, the U.S. District Court in the Southern District of New York (the “SDNY”) appointed a receiver (the “Receiver”) to, among other things, seize all of the assets in the possession of MVMC. As a result of these actions, we were required to convert over 1,000 ATMs that were being serviced by MVMC to another third-party armored service provider, resulting in a minor amount of downtime being experienced by those ATMs. Further, based upon a federal indictment in the SDNY of MVMC’s President and of its Chief Operating Officer (the “Indictment”), it appears that all or some of the cash which was delivered to MVMC’s vaults for the sole purpose of loading such cash into our ATMs was misappropriated by MVMC. We estimate that, immediately prior to the cessation of MVMC’s operations, the amount of vault cash that MVMC should have been holding for loading into our ATMs totaled approximately $16.2 million.

The Indictment alleges that the defendants defrauded multiple financial institutions and seeks the forfeiture to the United States government from the defendants in an amount of at least $75 million. If the defendants are convicted and forfeiture directed, it is our belief that it is highly likely that the U.S. Government will distribute forfeited assets it obtains to the victims. We intend to seek recovery from such forfeited assets. Additionally, on May 27, 2010, MVMC, under the control of the Receiver, filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. Accordingly, at this point, it is uncertain what amount, if any, may ultimately be made available to us from the vault cash seized by law enforcement authorities, other assets that may be forfeited to the United States government, other assets controlled by the Receiver or in the MVMC bankruptcy estate, or from other potential sources of recovery, including proceeds from any insurance policies held by MVMC and/or its owner. Regardless, we currently believe that our existing insurance policies will cover any residual cash losses resulting from this incident, less related deductible payments. Because we cannot reasonably estimate the amount of residual cash losses that may ultimately result from this incident at this point in time, no contingent loss has been reflected in our Consolidated Statements of Operations. If new information comes to light and the recovery of any resulting cash losses is no longer deemed to be probable, we may be required to recognize such losses without a corresponding insurance receivable.

If we, our transaction processors, our EFT networks or other service providers experience system failures, the products and services we provide could be delayed or interrupted, which would harm our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our EFT transaction processing platform, third-party transaction processors, telecommunications network systems, and other service providers. Accordingly, any significant interruptions could severely harm our business and reputation and result in a loss of revenues. Additionally, if any such interruption is caused by us, especially in those situations in which we serve as the primary transaction processor, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. Our systems and operations and those of our transaction processors and our EFT network and other service providers could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry, and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions.

Our armored transport business exposes us to additional risks beyond those currently experienced by us in the ownership and operation of ATMs.

During 2008, we implemented our own armored courier operation in the United Kingdom. As of June 30, 2010, we were providing armored services to approximately 835 of our ATMs in that market and expect to transition approximately 850 additional locations over to our operation during 2010 and early 2011 by opening a second depot in that market. Our armored transport business exposes us to significant risks, including the potential for cash-in-transit losses, as well as claims for personal injury, wrongful death, worker’s compensation, punitive damages, and general liability. While we will seek to maintain appropriate levels of insurance to adequately protect us from these risks, there can be no assurance that we will avoid significant future claims or adverse publicity related thereto. Furthermore, there can be no assurance that our insurance coverage will be adequate to cover potential liabilities or that insurance coverage will remain available at costs that are acceptable to us. The availability of quality and reliable insurance coverage is an important factor in our ability to successfully operate this aspect of our operations. A successful claim brought against us for which coverage is denied or that is in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Security breaches could harm our business by compromising customer information and disrupting our transaction processing services, thus damaging our relationships with our merchant customers and exposing us to liability.

As part of our transaction processing services, we electronically process and transmit sensitive cardholder information. In recent years, companies that process and transmit this information have been specifically and increasingly targeted by sophisticated criminal organizations in an effort to obtain the information and utilize it for fraudulent transactions. Unauthorized access to our computer systems, or those of our third-party service providers, could result in the theft or publication of the information or the deletion or modification of sensitive records, and could cause interruptions in our operations. While the security risks outlined above are mitigated by the use of encryption and other techniques, any inability to prevent security breaches could damage our relationships with our merchant customers and expose us to liability.

Computer viruses could harm our business by disrupting our transaction processing services, causing noncompliance with network rules and damaging our relationships with our merchant customers.

Computer viruses could infiltrate our systems, thus disrupting our delivery of services and making our applications unavailable. Although we utilize several preventative and detective security controls in our network, any inability to prevent computer viruses could damage our relationships with our merchant customers and cause us to be in non-compliance with applicable network rules and regulations.

Operational failures in our EFT transaction processing facilities could harm our business and our relationships with our merchant customers.

An operational failure in our EFT transaction processing facilities could harm our business and damage our relationships with our merchant customers. Damage or destruction that interrupts our transaction processing services could damage our relationships with our merchant customers and could cause us to incur substantial additional expense to repair or replace damaged equipment. We have installed back-up systems and procedures to prevent or react to such disruptions. However, a prolonged interruption of our services or network that extends for more than several hours (i.e., where our backup systems are not able to recover) could result in data loss or a reduction in revenues as our devices would be unable to process transactions. In addition, a significant interruption of service could have a negative impact on our reputation and could cause our present and potential merchant customers to choose alternative service providers.

Errors or omissions in the settlement of merchant funds could damage our relationships with our merchant customers and expose us to liability.

We are responsible for maintaining accurate bank account information for our merchant customers and accurate settlements of funds into these accounts based on the underlying transaction activity. This process relies on accurate and authorized maintenance of electronic records. Although we have certain controls in place to help ensure the safety and accuracy of our records, errors or unauthorized changes to these records could result in the erroneous or fraudulent movement of funds, thus damaging our relationships with our merchant customers and exposing us to liability.

The inaccurate settlement of funds between the various parties to our ATM transactions could harm our business and our relationships with our merchants.

As of June 30, 2010, we had transitioned a majority of our Company- and merchant-owned devices from third-party processors to our own EFT transaction processing platform, with the exception of roughly 1,300 ATMs. These remaining ATMs are scheduled to be converted over to our own EFT transaction processing platform by the end of the third quarter of 2010. If not performed properly, the processing of transactions conducted on our devices could result in the inaccurate settlement of funds between the various parties to those transactions and expose us to increased liability.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facilities and our vault cash rental costs.

Interest on amounts borrowed under our revolving and swing line credit facilities is based on floating interest rates, and our vault cash rental expense is based on market interest rates. As a result, our interest expense and cash management costs are sensitive to changes in interest rates. Vault cash is the cash we use in our machines in cases where cash is not provided by the merchant. We pay rental fees on the average amount of vault cash outstanding in our ATMs under floating rate formulas based on the LIBOR to Bank of America, Wells Fargo, and US Bank in the United States and ALCB in the United Kingdom. Additionally, in Mexico, we pay a monthly rental fee to our vault cash provider under a formula based on the Mexican Interbank Rate. Although we currently hedge a significant portion of our vault cash interest rate risk related to our operations in the United States and in the United Kingdom through December 31, 2014, we may not be able to enter into similar arrangements for similar amounts in the future. Furthermore, we have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in Mexico. Any significant future increases in interest rates could have a negative impact on our earnings and cash flow by increasing our operating costs and expenses. See “Part I, Item 3. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

We maintain a significant amount of cash within our Company-owned devices, which is subject to potential loss due to theft or other events, including natural disasters.

As of June 30, 2010, there was approximately $1.1 billion in vault cash held in our domestic and international devices. Although legal and equitable title to such cash is held by the cash providers, any loss of such cash from our ATMs through theft or other means is typically our responsibility. We typically require that our cash service providers maintain adequate insurance coverage in the event cash losses occur as a result of misconduct or negligence on the part of such providers. However, we also maintain our own insurance policies to cover a significant portion of any losses that may occur that may ultimately not be covered by the insurance policies maintained by our service providers. In the event we incur losses that are covered by our insurance carriers, we will be required to fund a portion of those losses through the payment of any related deductible amounts under those policies. Furthermore, any increase in the frequency and/or amounts of such thefts and losses could negatively impact our operating results as a result of higher deductible payments and increased insurance premiums. Additionally, any damage sustained to our merchant customers’ store locations in connection with any ATM-related thefts, if extensive and frequent enough in nature, could negatively impact our relationships with such merchants and impair our ability to deploy additional ATMs in those locations (or new locations) with those merchants in the future. Finally, impacted merchants may request, and have requested on a limited basis, that we remove ATMs from store locations that have suffered damage as a result of ATM-related thefts, thus negatively impacting our financial results.

The ATM industry is highly competitive and such competition may increase, which may adversely affect our profit margins.

The ATM business is and can be expected to remain highly competitive. Our principal competition comes from independent ATM companies in the United States and the United Kingdom, and national and regional financial institutions in the United Kingdom and Mexico. Additionally, we experience competition from national and regional financial institutions in the United States that are not currently bank branding customers or members of our Allpoint surcharge-free ATM network. Our competitors could prevent us from obtaining or maintaining desirable locations for our devices, cause us to reduce the convenience fee revenue generated by transactions at our devices, or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.

The election of our merchant customers to not participate in our surcharge-free network offerings could impact the network’s effectiveness, which would negatively impact our financial results.

Financial institutions that are members of Allpoint pay a fee in exchange for allowing their cardholders to use selected Cardtronics owned and/or managed ATMs on a surcharge-free basis. The success of Allpoint is dependent upon the participation by our merchant customers in such network. In the event a significant number of our merchants elects not to participate Allpoint, the benefits and effectiveness of that network would be diminished, thus potentially causing some of the participating financial institutions to not renew their agreements with us, and thereby negatively impacting our financial results.

We may be unable to integrate our future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.

We have been an active business acquirer both in the United States and internationally, and may continue to be active in the future. The acquisition and integration of businesses involves a number of risks. The core risks are in the areas of valuation (negotiating a fair price for the business based on inherently limited due diligence) and integration (managing the complex process of integrating the acquired company’s people, products, technology and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition).

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of the two companies’ operations could have an adverse effect on our business, results of operations, financial condition or prospects.

In addition, acquired businesses may not achieve anticipated revenues, earnings or cash flows. Any shortfall in anticipated revenues, earnings or cash flows could require us to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings. For example, during the year ended December 31, 2008, we recorded a $50.0 million impairment charge to write down the value of the goodwill associated with our investment in Bank Machine Limited, our wholly-owned subsidiary in the United Kingdom.

Since May 2001, we have acquired 14 ATM networks and one surcharge-free ATM network. Prior to our E*TRADE Access acquisition in June 2004, we had acquired only the assets of deployed ATM networks, rather than businesses and their related infrastructure. While we have not completed any significant acquisitions since our July 2007 acquisition of the financial services business of 7-Eleven, we expect to continue to evaluate selected acquisition opportunities that complement our existing network, some of which could be material. We currently anticipate that any such future acquisitions will likely reflect a mix of asset acquisitions and acquisitions of businesses, with each acquisition having its own set of unique characteristics. To the extent that we elect to acquire an existing company or the operations, technology, and personnel of another ATM provider, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating such acquisition into our operations.

Any inability on our part to effectively manage our past or future growth could limit our ability to successfully grow the revenue and profitability of our business.

Our international operations involve special risks and may not be successful, which would result in a reduction of our gross profits.

As of June 30, 2010, approximately 16.9% of our devices were located in the United Kingdom and Mexico. Those devices contributed 17.8% and 15.8% of our gross profits (exclusive of depreciation, accretion, and amortization) for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. We expect to continue to expand in the United Kingdom and Mexico and potentially into other countries as opportunities arise. However, our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations, including the risk that our future reported operating results could be negatively impacted by unfavorable movements in the functional currencies of our international operations relative to the United States dollar, which represents our consolidated reporting currency;

•	difficulties in complying with the different laws and regulations in each country and jurisdiction in which we operate, including unique labor and reporting laws;

•	unexpected changes in laws, regulations, and policies of foreign governments or other regulatory bodies, including changes that could potentially disallow surcharging or that could result in a reduction in the amount of interchange fees received per transaction;

•	unanticipated political and social instability that may be experienced in developing countries;

•	rising crime rates in certain of the areas we operate in, including increased incidents of crimes against store personnel where our ATMs are located;

•	difficulties in staffing and managing foreign operations, including hiring and retaining skilled workers in those countries in which we operate; and

•	potential adverse tax consequences, including restrictions on the repatriation of foreign earnings.

Any of these factors could reduce the profitability and revenues derived from our international operations and international expansion. For example, during the latter half of 2008 and during 2009, we incurred reduced revenues as a consequence of the United States dollar strengthening relative to the British pound and Mexican peso. Additionally, the recent political and social instability in Mexico resulting from an increase in drug-related violence could negatively impact the level of transactions incurred on our existing devices in that market, as well as our ability to successfully grow our business there. Furthermore, the recent regulatory changes in Mexico appear to have had an adverse impact on our transaction volumes in that market. See further discussion on this topic in the above risk factors entitled “The passing of legislation banning or limiting the fees we receive for transactions conducted on our ATMs would severely impact our revenues.” and “Deterioration in global credit markets, as well as changes in legislative and regulatory requirements, could have a negative impact on financial institutions that we conduct business with.”

Our proposed expansion efforts into new international markets involve unique risks and may not be successful.

We plan to continue expanding our operations internationally with a focus on high growth emerging markets, such as those in Central and Eastern Europe, Central and South America, and the Asia-Pacific region. Because the off-premise ATM industry is relatively undeveloped in these emerging markets, we may not be successful in these expansion efforts. In particular, many of these markets do not currently employ or support an off-premise ATM surcharging model, meaning that we would have to rely on interchange fees as our primary source of revenues. While we have had some success in deploying non-surcharging ATMs in selected markets, such a model requires significant transaction volumes to make it economically feasible to purchase and deploy ATMs. Furthermore, most of the ATMs in these markets are owned and operated by financial institutions, thus increasing the risk that cardholders would be unwilling to utilize an off-premise ATM with an unfamiliar brand. Finally, the regulatory environments in many of these markets are evolving and unpredictable, thus increasing the risk that a particular deployment model chosen at inception may not be economically viable in the future.

In 2008, we recognized a goodwill impairment charge of $50.0 million. If we experience additional impairments of our goodwill or other intangible assets, we will be required to record an additional charge to earnings, which may be significant.

We have a large amount of goodwill and other intangible assets and are required to perform periodic assessments for any possible impairment for accounting purposes. As of June 30, 2010, we had goodwill and other intangible assets of $244.0 million, or 51.6% of our total assets. We periodically evaluate the recoverability and the amortization period of our intangible assets under U.S. GAAP. Some of the factors that we consider to be important in assessing whether or not impairment exists include the performance of the related assets relative to the expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and any changes in them could result in an impairment of our goodwill and other intangible assets. In the event we determine our goodwill or amortizable intangible assets are impaired, we may be required to record a significant charge to earnings in our financial statements, which would negatively impact our results of operations and that impact could be material. For example, during the year ended December 31, 2008, we recorded a $50.0 million goodwill impairment charge. Additionally, during each of the years ended December 2009 and 2008, we recorded $0.4 million in net impairment charges associated with intangibles related to our acquired merchant contracts/relationships. Other impairment charges in the future may also adversely affect our results of operations.

Additionally, the new and potential regulatory issues facing our Mexico operations could result in the potential impairment of assets associated with those operations. For further discussion on this topic, see the above risk factor entitled “The passing of legislation banning or limiting the fees we receive for transactions conducted on our ATMs would severely impact our revenues.”

We have a substantial amount of indebtedness, which may adversely affect our cash flows and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness.

As of June 30, 2010, after giving effect to (i) the pending issuance and sale of our senior subordinated notes and the application of the net proceeds therefrom to fund our pending tender offer and consent solicitation for our Series A Notes and (ii) the pending redemption of our Series B Notes with approximately $30 million of available cash on hand and $72.4 million in borrowings under our revolving credit facility, we would have had outstanding indebtedness of approximately $291.6 million, which represents 104% of our total capitalization of $280.2 million, and we would have had approximately $88.6 million available for future borrowings under our revolving credit facility. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes or our other indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indentures governing our senior subordinated notes and the agreements governing our other indebtedness;

•	require us to dedicate a substantial portion of our cash flow in the future to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•	limit our ability to borrow additional amounts in the future for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs, or other purposes.

Any of these factors could materially and adversely affect our business and results of operations. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of our credit agreement and the indentures governing our senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit agreement and the indentures governing our senior subordinated notes include a number of covenants that, among other items, restrict or limit our ability to:

•	sell or transfer property or assets;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	create certain liens;

•	make investments;

•	engage in transactions with affiliates;

•	issue or sell preferred stock of restricted subsidiaries; and

•	enter into sale and leaseback transactions.

In addition, we are required by our credit agreement to maintain specified financial ratios. As a result of these ratios and limits, we may be limited in the manner in which we conduct our business in the future and may be unable to engage in favorable business activities or finance our future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our debt obligations. A failure to comply with the covenants or financial ratios could result in an event of default. In the event of a default under our credit agreement, the lenders could exercise a number of remedies, some of which could result in an event of default under the indentures governing the senior subordinated notes. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, we cannot assure you that our assets would be sufficient to repay our indebtedness in full. If we are unable to repay any amounts outstanding under our bank credit facility when due, the lenders will have the right to proceed against the collateral securing our indebtedness.

We incurred substantial losses in the past and may incur losses again in the future.

Although we generated a net profit of $5.3 million for the year ended December 31, 2009 and a net profit of $12.2 million for the six months ended June 30, 2010, we incurred net losses in the preceding four years. As of June 30, 2010, we had an accumulated deficit of $84.8 million. There can be no guarantee that we will continue to achieve profitability in the future. Even if we continue to be profitable, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase such profitability on a quarterly or annual basis.

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with that legislation, which may reduce our net income and our profit margins.

With its initial roots in the banking industry, the United States ATM industry is regulated by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities, and responsibilities of participants in EFT systems. The vast majority of states have few, if any, licensing requirements. However, legislation related to the United States ATM industry is periodically proposed at the state and local level. Additionally, the recent increase in convenience fees by several large financial institutions has prompted certain members of the United States Congress to call for a reexamination of the interchange and convenience fees that consumers are charged at an ATM. To date, no such legislation has been enacted that materially adversely affects our business. In the United Kingdom, the ATM industry is largely self-regulating. Most ATMs in the United Kingdom are part of the LINK network and must operate under the network rules set forth by LINK, including complying with rules regarding required signage and screen messages. Additionally, legislation is proposed from time-to-time at the national level, though nothing to date has been enacted that materially affects our business.

Finally, the ATM industry in Mexico has been historically operated by financial institutions. Banco de Mexico supervises and regulates ATM operations of both financial institutions and non-bank ATM deployers. Although, Banco de Mexico’s regulations permit convenience fees to be charged in ATM transactions, it has not issued specific regulations for the provision of ATM services. In addition, in order for a non-bank ATM deployer to provide ATM services in Mexico, the deployer must be affiliated with PROSA-RED or E-Global, which are credit card and debit card proprietary networks that transmit information and settle ATM transactions between their participants. As only financial institutions are allowed to be participants of PROSA-RED or E-Global, Cardtronics Mexico entered into a joint venture with Bansi, who is a member of PROSA-RED. As a financial institution, Bansi and all entities in which it participates, including Cardtronics Mexico, are regulated by the Ministry of Finance and Public Credit (“Secretaria de Hacienda y Crédito Público”) and supervised by the Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). Additionally, Cardtronics Mexico is subject to the provisions of the Ley del Banco de Mexico (Law of Banco de Mexico), the Ley de Instituciones de Crédito (Mexican Banking Law), and the Ley para la Transparencia y Ordenamiento de los Servicios Financieros (Law for the Transparency and Organization of Financial Services).

We will continue to monitor all such legislation and attempt, to the extent possible, to prevent the passage of such laws that we believe are needlessly burdensome or unnecessary. If regulatory legislation is passed in any of the jurisdictions in which we operate, we could be required to make substantial expenditures which would reduce our net income.

For additional information on regulatory issues that may potentially impact our operations, see the above risk factors entitled “The passing of legislation banning or limiting the fees we receive for transactions conducted on our ATMs would severely impact our revenues” and “Deterioration in global credit markets, as well as changes in legislative and regulatory requirements, could have a negative impact on financial institutions that we conduct business with.”

Potential new currency designs may require modifications to our ATMs that could severely impact our cash flows.

On November 26, 2006, a U.S. District Court judge ruled that the United States’ currencies (as currently designed) violate the Rehabilitation Act, a law that prohibits discrimination in government programs on the basis of disability, as the paper currencies issued by the United States are identical in size and color, regardless of denomination. As a consequence of this ruling, the United States Treasury conducted a study to determine the options to make United States paper currency accessible to the blind or visually impaired. As a consequence of that study, on May 20, 2010, the Bureau of Engraving and Printing (“BEP”) announced that it would propose to the Secretary of the Treasury that as part of the government’s next currency design cycle (every 7 to 10 years with the last cycle in 2003) it will develop and deploy a raised tactile feature on the currency and continue its practice of adding large, high-contrast numerals and different and distinct color schemes to each denomination. As the BEP acknowledged in its announcement, implementation of a raised tactile feature will pose some challenges to ensure that the feature does not wear out over time and is not so pronounced as to created difficulties for cash counters or dispensers, such as ATMs. The public may comment on the BEP proposals through August 18, 2010. We believe raised tactile features that do not interfere with cash dispensing mechanisms are a good approach to ensure that blind Americans have meaningful access to U.S. currency. While it is still uncertain at this time what impact, if any, this process will have on the ATM industry (including us), it is possible that any changes made to the design of the paper currency notes utilized in the United States could require us to incur additional costs, which could be substantial, to modify our ATMs in order to store and dispense such notes.

Noncompliance with established EFT network rules and regulations could expose us to fines and penalties and could negatively impact our results of operations. Additionally, new EFT network rules and regulations could require us to expend significant amounts of capital to remain in compliance with such rules and regulations.

Our transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. These networks include Star, Pulse, NYCE, Cirrus, and Plus in the United States; LINK in the United Kingdom; and PROSA-RED in Mexico. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amounts paid to us. Additionally, EFT networks, including MasterCard and Visa, establish rules and regulations that ATM providers, including ourselves, must comply with in order for member cardholders to use those ATMs. Failure to comply with such rules and regulations could expose us to penalties and/or fines, which could negatively impact our financial results. For example, in the United Kingdom, MasterCard and Visa require compliance with the EMV security standard. This standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.” While we completed our compliance efforts in this regard in 2008, we incurred $1.2 million in charges earlier that year due to transactions conducted on our machines with counterfeit cards prior to the completion of our EMV certification efforts.

In addition to the above, new rules or regulations enacted by the EFT networks could require us to expend significant sums of capital to ensure that our ATMs and financial services kiosks remain in compliance with such rules and regulations. For example, we expended significant sums of capital in recent years to meet the Triple-DES security standards mandated by MasterCard and Visa. Similar rules and regulations that may be enacted in the future could result in us having to make additional capital outlays in order to remain in compliance, some of which could be significant.

The passing of anti-money laundering legislation could cause us to lose certain merchant accounts and reduce our revenues.

Recent concerns by the United States federal government regarding the use of ATMs to launder money could lead to the imposition of additional regulations on our sponsoring financial institutions and our merchant customers regarding the source of cash loaded into their ATMs. In particular, such regulations could result in the incurrence of additional costs by individual merchants who load their own cash, thereby making their ATMs less profitable. Accordingly, some individual merchants may decide to discontinue their ATM operations, thus reducing the number of merchant-owned accounts that we currently manage. If such a reduction were to occur, we would see a corresponding decrease in our revenues.

Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are beyond our control, including the following:

•	changes in general economic conditions and specific market conditions in the ATM and financial services industries;

•	changes in regulatory requirements associated with the ATM and financial services industries;

•	changes in payment trends and offerings in the markets in which we operate;

•	competition from other companies providing the same or similar services that we offer;

•	the timing and magnitude of operating expenses, capital expenditures, and expenses related to the expansion of sales, marketing, and operations, including as a result of acquisitions, if any;

•	the timing and magnitude of any impairment charges that may materialize over time relating to our goodwill, intangible assets or long-lived assets;

•	changes in the general level of interest rates in the markets in which we operate;

•	changes in the mix of our current services; and

•	changes in the financial condition and credit risk of our customers.

Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. A relatively large portion of our expenses are fixed in the short-term, particularly with respect to personnel expenses, depreciation, accretion, and amortization expenses, and interest expense. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior periods should not be relied upon as indications of our future performance.

The market price of our common stock may experience substantial fluctuations for reasons over which we have little control.

The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future based on a variety of factors, including, among others:

•	actual or anticipated fluctuations in operating results;

•	announcements concerning our company, key customers, competitors or industry;

•	overall volatility of the stock market;

•	changes in government regulations;

•	changes in the financial estimates of securities analysts or investors regarding our company, the industry or competitors; and

•	general market or economic conditions.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in results of operations and general economic, political and market conditions, may adversely affect the market price of our common stock.

Risks Related to the Offering

We do not intend to pay, and we are currently restricted from paying, dividends on our common stock and, consequently, your opportunity to achieve a return on your investment may be limited to the amount that the price of our stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, the terms of our credit facility restrict us from making any cash dividends unless certain financial measures are met. Consequently, your opportunity to achieve a return on your investment in us may be limited to any increases in the market price of our common stock, which may not occur, and the sale of your shares at that increased stock price. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock in the public market could adversely affect the market price of our common stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Additionally, a number of our stockholders, including the selling stockholders offering securities in this offering, will retain a significant amount of our common stock, even after giving effect to this offering. Our stockholders may freely sell all or some of their holdings in us, in one or more transactions. Sales of substantial amounts of our common stock by us or our stockholders (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Certain of our directors may have conflicts of interest because they are affiliated with significant stockholders. The resolution of these conflicts of interest may not be in our or your best interests.

Following the closing of this offering, certain of our directors may have conflicts of interest because of their affiliation with significant stockholders. Fred R. Lummis is associated with The CapStreet Group and Michael A.R. Wilson is associated with TA Associates. This may create conflicts of interest because Mr. Lummis has responsibilities to The CapStreet Group and its owners and Mr. Wilson has responsibilities to TA Associates and its owners. Their duties to TheCapStreet Group and TA Associates may conflict with their duties as directors of our company regarding business dealings between these investor groups and us and other matters. The resolution of these conflicts may not always be in our or your best interests. For example, The CapStreet Group and TA Associates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The CapStreet Group and TA Associates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. There is no formal mechanism among The CapStreet Group, TA Associates, and Cardtronics for handling potential conflicts of interest.

Anti-takeover provisions in our third amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

Provisions in our third amended and restated certificate of incorporation, our second amended and restated bylaws, and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our third amended and restated certificate of incorporation, our second amended and restated bylaws, and the Delaware General Corporation Law will:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	classify the board of directors into staggered, three-year terms, which may lengthen the time required by a third party to gain control of our board of directors;

•	discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of two years after the person becomes an interested stockholder, unless such a transaction has met certain fair market value requirements;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to certain provisions of our certificate of incorporation or bylaws, including those provisions concerning the composition of the board of directors and the taking of action by stockholders by written consent;

•	limit who may call special meetings of both the board of directors and stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders’ meetings; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Our ability to use our net operating loss carryforwards may be subject to limitation and may result in increased future tax liabilities to us.

Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for United States federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of common stock sold in connection with this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. If an ownership change occurs, and if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may become subject to limitations, which could potentially result in increased future tax liabilities to us. In addition, although we currently have valuation allowances established against our net deferred tax assets, the carrying values of any tax assets related to our net operating loss carryforwards, to the extent recognized, could be significantly reduced.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus supplement are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders, including from any exercise by the underwriters of their over-allotment option. We will pay the expenses of this offering other than the underwriters’ discounts and commissions.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2010 on an actual and as adjusted basis to reflect (i) the consummation of our pending senior subordinated notes offering and the application of the net proceeds therefrom to fund the pending tender and consent solicitation of the Series A Notes and (ii) the pending redemption of our Series B Notes with approximately $30 million of available cash on hand and $72.4 million in borrowings under our revolving credit facility.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto included in our 2009 Form 10-K, as filed with the SEC on March 4, 2010, and our unaudited interim consolidated financial statements and related notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as filed with the SEC on August 6, 2010, all of which are incorporated by reference in this prospectus supplement.

	As of June 30, 2010
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents(1)	$40,089	$10,089

Debt (including current maturities):
Revolving credit facility(1)(2)	$—	$82,133
Notes payable	9,474	9,474
9.25% senior subordinated notes due 2013, net of discounts of $2.4 million	297,567	—
8.25% senior subordinated notes due 2018	—	200,000

Total debt	$307,041	$291,607

Stockholders’ deficit:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized; 47,235,439 shares issued; 41,746,143 shares outstanding	4	4
Additional paid-in capital	203,571	203,571
Accumulated other comprehensive loss, net	(72,541)	(72,541)
Accumulated deficit	(84,754)	(94,078	)(3)
Treasury stock, 5,489,296 shares at cost	(50,342)	(50,342)

Total parent stockholders’ deficit	(4,062)	(13,386)
Noncontrolling interests	1,931	1,931

Total stockholders’ deficit	(2,131)	(11,455)

Total capitalization	$304,910	$280,152

(1)	We expect to utilize approximately $30 million of our cash on hand and $72.4 million in borrowings under our revolving credit facility to fund the redemption of our Series B Notes. Additionally, if our tender offer for our Series A Notes is fully subscribed on August 25, 2010, we expect to borrow an additional $9.7 million under our revolving credit facility to fund the costs associated with the completion of the tender offer and consent solicitation.

(2)	As of June 30, 2010, no borrowings were outstanding under our $175.0 million revolving credit facility. However, we had a $4.3 million letter of credit posted under the facility to secure borrowings under our United Kingdom subsidiary’s overdraft facility. Additionally, as noted above, we anticipate borrowing approximately $82.1 million under our revolving credit facility in August 2010 to fund, in part, the redemption of our Series B Notes and to complete the tender offer and consent solicitation for our Series A Notes.

(3)	Reflects estimated after-tax charges associated with the redemption of the Series B Notes of approximately $3.6 million and after-tax charges associated with the tender offer and consent solicitation of the Series A Notes if fully subscribed on August 25, 2010 of approximately $5.7 million.

PRICE RANGE OF OUR COMMON STOCK

As of August 13, 2010, we had 42,027,759 shares of common stock outstanding, held by approximately 100 holders of record. Our common stock trades on the NASDAQ Global Market under the symbol “CATM.” The following table reflects the high and low closing sales prices for our common stock as reported on the NASDAQ Global Market for the periods indicated:

	High	Low

Fiscal Year Ended December 31, 2010
Third Quarter (through August 13, 2010)	$14.85	$11.78
Second Quarter	14.24	10.71
First Quarter	12.90	9.64
Fiscal Year Ended December 31, 2009
Fourth Quarter	$12.16	$7.74
Third Quarter	8.06	3.47
Second Quarter	4.05	1.81
First Quarter	2.02	0.85
Fiscal Year Ended December 31, 2008
Fourth Quarter	$8.16	$0.47
Third Quarter	9.48	3.37
Second Quarter	10.44	5.88
First Quarter	10.30	6.60

DIVIDENDS

We have historically not paid, nor do we anticipate paying, dividends with respect to our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is currently restricted by the terms of our credit facility. For further information on restrictions regarding our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Events” and “Part I, Item 1. Notes to Consolidated Financial Statements, Note 17” to our Form 10-Q for the quarter ended June 30, 2010. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our financial position, results of operations, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, including our credit facility and the indentures governing our senior subordinated notes, and other factors deemed relevant by our board of directors.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of August 13, 2010 by the selling stockholders, the number of shares being offered by this prospectus supplement, and information with respect to shares to be beneficially owned by the selling stockholders subsequent to this offering.

			Shares
	Shares Beneficially Owned		Offered	Shares Beneficially Owned
	Prior to the Offering		Hereby	After the Offering(1)
	Number	Percentage(2)	Number	Number	Percentage(2)

CapStreet II, L.P.	4,489,087	10.7%	3,132,291	1,356,796	3.2%
CapStreet Parallel II, L.P.	526,987	1.3	367,709	159,278	*
TA IX, L.P.	4,320,378	10.3	2,165,049	2,155,329	5.1
TA/Atlantic and Pacific V L.P.	1,728,188	4.1	866,038	862,150	2.1
TA/Atlantic and Pacific IV L.P.	744,963	1.8	373,320	371,643	*
TA Strategic Partners Fund A L.P.	88,525	*	44,362	44,163	*
TA Investors II, L.P.	86,375	*	43,285	43,090	*
TA Strategic Partners Fund B L.P.	15,857	*	7,946	7,911	*

*	Less than 1.0% of the outstanding common shares.

(1)	Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus (assuming no exercise of the underwriters’ over-allotment) and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)	Based on 42,027,759 shares of our common stock outstanding as of August 13, 2010.

Common Stock Issuances to Selling Shareholders.  During 2001, we issued 1,320,898 shares of our common stock to CapStreet II, L.P. and CapStreet Parallel II, L.P. (collectively, “The CapStreet Group”) for an aggregate amount of $132.09. During 2002, we issued an additional 170,439 shares of our common stock to The CapStreet Group for an aggregate amount of $17.04. In February 2005, concurrent with the investment made by TA Associates, Inc. (“TA Associates”) and the issuance of our Series B Redeemable Convertible Preferred Stock (“Series B Stock”) (discussed below), we repurchased 353,878 common shares from The CapStreet Group. In conjunction with our initial public offering in December 2007, the remaining 1,137,459 common shares held by The CapStreet Group converted into 9,041,074 shares. As a result of selling 4,025,000 shares through a secondary offering of our common stock in March 2010, The CapStreet Group holds 5,016,074 shares as of the date of this prospectus.

Series B Redeemable Convertible Preferred Stock Issuances to Selling Shareholders.  In February 2005, we issued 894,568 shares of our Series B Stock to investment funds controlled by TA Associates (the “TA Funds”) for a per share price of $83.8394, resulting in aggregate gross proceeds of $75.0 million. The Series B shares were convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. In June 2007, we entered into a letter agreement with the TA Funds pursuant to which the TA Funds agreed to (i) approve our acquisition of the financial services business of 7-Eleven, Inc. and (ii) not transfer or otherwise dispose of any of their shares of Series B Stock during the period beginning on the date thereof and ending on the earlier of the date the acquisition closed (i.e., July 20, 2007) or September 1, 2007. Pursuant to the terms of the letter agreement, we amended the terms of our Series B Stock in order to increase, under certain circumstances, the number of shares of common stock into which the TA Funds’ shares of Series B Stock would be convertible in the event we completed an initial public offering. In December 2007, we completed our initial public offering, and based on the $10.00 per share offering price and the terms of the letter agreement, the 894,568 shares held by the TA Funds converted into 12,259,286 shares of common stock (on a split-adjusted basis). As a result of selling 4,025,000 shares through a secondary offering of our common stock in March 2010, and additional shares pursuant to Rule 144, the TA Funds hold a total of 6,984,286 shares as of the date of this prospectus.

In connection with our issuance of Series B Convertible Preferred Stock to the TA Funds in February 2005, all our existing stockholders entered into an investors agreement relating to several matters, only the registration rights provision of which survived our initial public offering in December 2007. Pursuant to the investors agreement, CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and permitted transferees thereof) and TA Associates have the right to demand that we file a registration statement with the SEC to register the sale of all or part of the shares of common stock beneficially owned by them. Subject to certain limitations, we are obligated to register these shares upon CapStreet II, L.P.’s or TA Associates’ demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. All holders of registrable securities, other than The CapStreet Group and TA Associates, elected not to register their securities as part of our registration statement, effective as of March 11, 2010.

Directors Affiliated with Selling Stockholders.  Fred R. Lummis, a senior advisor of The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P., and Michael A.R. Wilson, a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds, are members of our Board of Directors. For a description of the beneficial ownership of these individuals see footnotes (14) and (15) to the table under the heading “Security Ownership of Certain Beneficial Owners and Management” included in our Definitive Proxy Statement on Schedule 14A incorporated herein by reference.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following discussion is a summary of material United States federal income tax considerations applicable to non-U.S. holders (as defined below) relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations, rulings and pronouncements of the Internal Revenue Service, or IRS, and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those described in this discussion. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset (generally, property held for investment). As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity subject to tax as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This summary does not address the tax considerations arising under any United States federal tax laws other than federal income tax laws (e.g. estate or gift tax laws) or under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.”

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

We do not expect to declare or pay any dividends on our common stock for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock and will be treated as described under “Dispositions of Our Common Stock,” below.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to United States withholding tax at a 30% rate or a lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty so requires, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (which generally may be met by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty so requires, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and United States backup withholding. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such holder is not a United States person (as defined in the Code) or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that has certain relationships with the United States, unless the beneficial owner properly certifies that it is not a United States person or otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability, if any, by timely filing a properly completed claim for refund with the IRS.

Legislative Changes Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation, effective for amounts paid after December 31, 2012, will generally impose a withholding tax of 30 percent on any dividends paid by us and on the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30 percent on any dividends paid by us and on the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with the required certification, which will generally require the identification of the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The selling stockholders are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. Piper Jaffray & Co. and UBS Securities LLC are the joint book-running managers of this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and the selling stockholders have severally agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	Shares

Piper Jaffray & Co.
UBS Securities LLC

Total	7,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

The selling stockholders have granted the underwriters an option to buy up to an aggregate of 1,050,000 of additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the public offering price. Sales of shares made outside the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $0.3 million.

The maximum compensation to be received by any FINRA member or independent broker/dealer will not be greater than 8% for the sale of any securities being offered pursuant to SEC Rule 415.

No Sales of Similar Securities

We and our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and our executive officers and directors and the selling stockholders agree not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (other than any registration statement on Form S-8) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”) with respect to, any common stock (other than the common stock to be sold in this offering and securities issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof) or any other securities of the Company that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock or any other securities of the Company that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii) except for (a) the registration of the offer and sale of common stock as contemplated by this offering, (b) bona fide gifts, so long as the recipient agrees in writing with the underwriters to be bound by the terms of the lock up agreement, (c) dispositions to partners, members or shareholders, so long as the recipient agrees in writing with the underwriters to be bound by the terms of the lock-up agreement, (d) dispositions to any trust for the direct or indirect benefit of the locked up person and/or the immediate family of the locked up person, so long as that such trust agrees in writing with the underwriters to be bound by the terms of the lock-up agreement, (e) dispositions by certain officers of any shares of common stock made under their respective existing Rule 10b5-1 trading plans, so long as the dispositions do not exceed 161,742 shares of common stock in the aggregate and (f) dispositions by an officer and a director of up to 32,000 shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. This 90-day restricted period will be automatically extended if: (a) during the last 18 days of the initial 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the initial 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial 90-day restricted period, then in each case the initial 90-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable. At any time and without public notice, Piper Jaffray & Co. and UBS Securities LLC, may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Stock Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “CATM.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Affiliations

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State the (“Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b)  to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

(c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)  by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)  for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)  to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)  where no consideration is given for the transfer; or

(3)  where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

LEGAL MATTERS

The validity of our shares of common stock offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cardtronics, Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We also make available free of charge on our Internet website at http://www.cardtronics.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC), including all such documents that we may file with the SEC after the date of this prospectus supplement, until this offering is completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010;

•	Definitive Proxy Statement on Schedule 14A filed on April 30, 2010 (those parts incorporated by reference in our 2009 Form 10-K);

•	Current Report on Form 8-K filed on January 22, 2010;

•	Current Report on Form 8-K filed on January 27, 2010;

•	Current Report on Form 8-K filed on February 8, 2010;

•	Current Report on Form 8-K filed on March 8, 2010;

•	Current Report on Form 8-K filed on March 22, 2010;

•	Current Report on Form 8-K filed on March 31, 2010;

•	Current Report on Form 8-K filed on May 17, 2010, as amended by the Current Report on Form 8-K/A filed on July 29, 2010;

•	Current Report on Form 8-K filed on June 17, 2010;

•	Current Report on Form 8-K filed on July 20, 2010;

•	Current Report on Form 8-K filed on July 22, 2010;

•	Current Report on Form 8-K/A filed on July 29, 2010; and

•	Current Report on Form 8-K filed on August 16, 2010.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Cardtronics, Inc.
Attention: Chief Financial Officer
3250 Briarpark Drive, Suite 400
Houston, Texas 77042
(832) 308-4000

PROSPECTUS

CARDTRONICS, INC.

Debt Securities
Common Stock
Guarantees of Debt Securities

We may offer and sell from time to time up to $300,000,000 of the following securities in one or more transactions, classes or series and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings: (1) debt securities, which may be senior debt securities or subordinated debt securities; and (2) common stock, $0.0001 par value. In addition to those securities that we may issue, the selling stockholders may offer and sell up to 20,700,360 shares of our common stock from time to time under this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders.

One or more of our subsidiaries may fully and unconditionally guarantee any debt securities that we issue.

We and/or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we and/or the selling stockholders offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we and/or our selling stockholders will offer the securities.

Investing in our securities involves risks. You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference before you make an investment in our securities.

Our common stock is traded on The Nasdaq Global Market, or the “Nasdaq,” under the symbol “CATM.” The last reported sales price of our common stock on the Nasdaq on February 17, 2010 was $10.47 per share. We will provide information in the prospectus supplement for the trading market, if any, for any other securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2010.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the “SEC” or “Commission.” In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents that we incorporate by reference. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information that we have previously filed with the SEC that is incorporated by reference into this prospectus or any prospectus supplement, is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any supplement to this prospectus or any sales of our securities.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes Cardtronics, Inc. and the securities that we may offer. Each time we sell securities with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Documents Incorporated by Reference.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Documents Incorporated by Reference,” and any additional information that you may need to make your investment decision. Unless the context requires otherwise, all references in this prospectus to “Cardtronics,” “we,” “us” and “our” refer to Cardtronics, Inc. and its subsidiaries.

The selling stockholders also may use the shelf registration statement to sell an aggregate of 20,700,360 shares of our common stock from time to time in the public market. We will not receive any proceeds from the sale of common stock by the selling shareholders. The selling shareholders will deliver a supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The selling stockholders may sell their shares of common stock through any means described in the section entitled “Plan of Distribution.”

We and the selling stockholders have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We also make available free of charge on our Internet website at http://www.cardtronics.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC), including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement prepared in connection with the 2009 Annual Meeting of Stockholders held on June 18, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	Current Report on Form 8-K filed on February 8, 2010;

•	Current Report on Form 8-K filed on January 27, 2010;

•	Current Report on Form 8-K filed on January 22, 2010;

•	Current Report on Form 8-K filed on December 21, 2009;

•	Current Report on Form 8-K filed on August 14, 2009;

•	Current Report on Form 8-K filed on August 4, 2009;

•	Current Report on Form 8-K filed on March 26, 2009;

•	Current Report on Form 8-K filed on March 18, 2009;

•	Current Report on Form 8-K/A filed on March 10, 2009;

•	Current Report on Form 8-K filed on March 6, 2009;

•	Current Report on Form 8-K filed on February 24, 2009;

•	Current Report on Form 8-K/A filed on July 17, 2007; and

•	description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act on December 3, 2007 (Registration No. 001-33864).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Cardtronics, Inc.
Attention: Chief Financial Officer
3250 Briarpark Drive, Suite 400
Houston, Texas 77042
(832) 308-4000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus, any prospectus supplement and in the documents incorporated by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we currently anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	our financial outlook and the financial outlook of the ATM industry;

•	our ability to expand our bank branding and surcharge-free service offerings;

•	our ability to provide new ATM solutions to financial institutions;

•	our ATM vault cash rental needs, including potential liquidity issues with our vault cash providers;

•	the implementation of our corporate strategy;

•	our ability to compete successfully with our competitors;

•	our financial performance;

•	our ability to strengthen existing customer relationships and reach new customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to expand internationally;

•	our ability to prevent security breaches;

•	changes in interest rates, foreign currency rates and regulatory requirements; and

•	the additional risks we are exposed to in our armored courier operations.

The information contained in this prospectus, including the information set forth under the heading “Risk Factors,” identifies factors that could affect our operating results and performance. When considering forward-looking statements, you should keep in mind these factors and other cautionary statements in this prospectus, any prospectus supplement and in the documents incorporated herein and therein by reference. Should one or more of the risks or uncertainties described above or elsewhere in this prospectus, any prospectus supplement or in the documents incorporated by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We urge you to carefully consider those factors, as well as factors described in our reports filed from time to time with the SEC and other announcements we make from time to time.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no responsibility to publicly release the result of any revision of our forward-looking statements after the date they are made.

CARDTRONICS, INC.

Cardtronics, Inc. is a single-source provider of automated teller machine (“ATM”) solutions. We provide ATM management and equipment-related services (typically under multi-year contracts) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. As of December 31, 2009, we operated approximately 33,400 ATMs throughout the United States, the United Kingdom, Mexico, and Puerto Rico, making us the world’s largest non-bank operator of ATMs. Additionally, we operate the largest surcharge-free network of ATMs within the United States (based on the number of participating ATMs) and work with financial institutions to place their logos on our ATM machines, thus providing convenient surcharge-free access to the financial institutions’ customers. Our surcharge-free network, which operates under the Allpoint brand name, has more than 37,000 participating ATMs, including a majority of our ATMs in the United States and all of our ATMs in the United Kingdom. Finally, we provide electronic funds transfer (“EFT”) transaction processing services to our network of ATMs as well as over 1,500 ATMs owned and operated by a third party.

We deploy and operate ATMs under two distinct arrangements with our merchant customers: company-owned and merchant-owned arrangements. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, a merchant owns the ATM and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to EFT networks. As of December 31, 2009, approximately 68% of our ATMs were company-owned and 32% were merchant-owned. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of company-owned ATMs in our network due to the higher margins typically earned and the additional revenue opportunities available to us under company-owned arrangements.

Our revenues are recurring in nature and are primarily derived from ATM surcharge fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution for the use of the applicable EFT network that transmits data between the ATM and the cardholder’s financial institution. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in surcharge-free access to our ATMs and added convenience for the banks’ customers as well as increased usage of our ATMs. Our branding arrangements include relationships with leading national financial institutions, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., SunTrust Banks, Inc. and Sovereign Bank. We also generate revenue by collecting fees from financial institutions that participate in our surcharge-free networks, the largest of which is the Allpoint network.

Our principal executive offices are located at 3250 Briarpark Drive, Suite 400, Houston, Texas 77042, and our telephone number is (832) 308-4000.

THE SUBSIDIARY GUARANTORS

One or more of Cardtronics, Inc.’s subsidiaries, whom we refer to as the “subsidiary guarantors” in this prospectus, may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. The prospectus supplement relating to any such series will identify any subsidiary guarantors. Financial information concerning our subsidiary guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks. For more information about our SEC filings, please see “Where You Can Find More Information” and “Documents Incorporated by Reference.” See also “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us under this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

Our Management will retain broad discretion in the allocation of the net proceeds from the sale(s) of the offered securities. If we elect at the time of issuance of the securities to make a different or more specific use of the proceeds other than as described in this prospectus, the change in use of proceeds will be described in the applicable prospectus supplement.

We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

	Nine Months
	Ended
	September 30,		Fiscal Year Ended December 31,
	2009		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	1.3	x	—	(a)	—	(a)	—	(a)	—	(a)	2.2	x

(a)	Earnings before fixed charges were inadequate to cover fixed charges by $71.4 million, $23.4 million, $0.2 million and $3.7 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; plus our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less interest capitalized; less preference security dividend requirements of consolidated subsidiaries; and less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” means the sum of the following: (1) interest expensed and capitalized, (2) amortized premiums, discounts and capitalized expenses related to indebtedness, (3) an estimate of the interest within rental expense and (4) preference security dividend requirements of consolidated subsidiaries.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures among us, the Subsidiary Guarantors of such Debt Securities, if any, and a trustee to be determined (the “Trustee”). Senior Debt Securities will be issued under a

“Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Cardtronics and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock.

If specified in the prospectus supplement respecting a particular series of Debt Securities, one or more subsidiary guarantors identified therein (each a “Subsidiary Guarantor”), will fully and unconditionally guarantee (the “Subsidiary Guarantee”) that series as described under “— Subsidiary Guarantee” and in the prospectus supplement. Each Subsidiary Guarantee will be an unsecured obligation of the Subsidiary Guarantor. A Subsidiary Guarantee of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be issued will be offered for sale and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any Subsidiary Guarantor will provide a Subsidiary Guarantee of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) each date on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) each place where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to redeem or otherwise repurchase the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture.

Debt Securities, including any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof (“Original Issue Discount Securities”), may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special U.S. federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshalling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods during which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantee

If specified in the prospectus supplement, one or more of the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantee of the Subsidiary Guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more of the Subsidiary Guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture.

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that (a) a Subsidiary Guarantor ceases to be a Subsidiary, (b) either legal defeasance or covenant defeasance occurs with respect to the series or (c) all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part.

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities;

(3) subject to the rules of the Depositary, we shall have elected to terminate the book-entry system through the Depositary; or

(4) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions may require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of Persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of us, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series.

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if not us) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met.

The successor Person (if not us) will be substituted for us under the applicable Indenture with the same effect as if it had been an original party to such Indenture, and, except in the case of a lease, we will be relieved from any further obligations under such Indenture and the Debt Securities.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) any Debt of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Debt unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture).

If an Event of Default (other than an Event of Default with respect to Cardtronics, Inc. described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Cardtronics, Inc. described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration and its consequences, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default with respect to that series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. For information as to waiver of defaults, please read “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, no Trustee will be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security.

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults.

Modification and Waiver

We may modify or amend an Indenture without the consent of any holders of the Debt Securities in certain circumstances, including:

(1) to evidence the succession under the Indenture of another Person to us or any Subsidiary Guarantor and to provide for its assumption of our or such Subsidiary Guarantor’s obligations to holders of Debt Securities;

(2) to make any changes that would add any additional covenants of us or the Subsidiary Guarantors for the benefit of the holders of Debt Securities or that do not adversely affect the rights under the Indenture of the Holders of Debt Securities in any material respect;

(3) to add any additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of certificated notes;

(5) to secure the Debt Securities;

(6) to establish the form or terms of any series of Debt Securities;

(7) to evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee;

(8) to cure any ambiguity, defect or inconsistency;

(9) to add Subsidiary Guarantors; or

(10) in the case of any Subordinated Debt Security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any Holder of Senior Debt.

Other modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(10) modify such provisions with respect to modification, amendment or waiver; or

(11) following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder.

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series.

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and

(4) certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding.

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

either:

(1) (a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have been not delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied.

Legal Defeasance and Covenant Defeasance

To the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have our obligations discharged under provisions relating to defeasance and discharge of indebtedness, which we call “legal defeasance,” or relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance.”

Legal Defeasance

The Indentures provide that, upon our exercise of our option (if any) to have the legal defeasance provisions applied to any series of Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any Senior Debt and no other event of default with respect to any Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940.

Covenant Defeasance

The Indentures provide that, upon our exercise of our option (if any) to have the covenant defeasance provisions applied to any Debt Securities, we may fail to comply with certain restrictive covenants (but not with respect to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any series of Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantee will terminate.

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register.

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

We will enter into the Indentures with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other Trustees chosen by us and appointed in a supplemental indenture for a particular series of Debt Securities. We may maintain a banking relationship in the ordinary course of business with our Trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable Indenture. Any resignation will require the appointment of a successor Trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series.

Limitations on Trustee if It Is Our Creditor

Each Indenture will contain certain limitations on the right of the Trustee, in the event that it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee must be accompanied by an Officers’ Certificate and an Opinion of Counsel stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock is 135,000,000 shares. Those shares consist of: (1) 10,000,000 shares of preferred stock, par value $0.0001 per share, none of which are outstanding; and (2) 125,000,000 shares of common stock, par value $0.0001 per share, of which 41,609,532 shares were outstanding as of February 12, 2010.

This section describes the general terms of our common stock. For more detailed information, you should refer to our Third Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws, copies of which have been filed with the SEC.

Listing

Our outstanding shares of common stock are listed on The Nasdaq Global Market under the symbol “CATM.” Any additional shares of common stock that we issue also will be listed on The Nasdaq Global Market.

Dividends

Subject to the rights of any then outstanding shares of preferred stock that we may issue, the holders of our common stock may receive such dividends as our board of directors may declare in its discretion out of legally available funds.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock that we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of our common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Under our bylaws, unless otherwise required by Delaware law, action by our stockholders is taken by the affirmative vote of the holders of a majority of the votes cast, except for elections, which are determined by a plurality of the votes cast, at a meeting of stockholders at which a quorum is present. Holders of common stock may not cumulate their votes in the elections of directors.

Other Rights

We will notify common stockholders of any stockholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, holders of our common stock will share equally in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

Classified Board of Directors and Limitations on Removal of Directors

Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding capital stock of Cardtronics entitled to vote generally in the election of directors, voting together as a single class. In general, our board of directors, not the stockholders, has the right to appoint persons to fill vacancies on the board of directors.

No Stockholder Action by Unanimous Consent

Under the Delaware General Corporation Law, unless a company’s certificate of incorporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be taken at an annual or special meeting of such stockholders and may not be taken by any consent in writing of such stockholders.

Blank Check Preferred Stock

Our certificate of incorporation authorizes the issuance of blank check preferred stock from time to time in one or more series. The board of directors can set the powers, voting powers, designations, preferences and relative, participating, optional or other rights, if any, of each series of preferred stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Business Combinations Under Delaware Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock (an “interested stockholder”) from engaging in certain business combinations with us for three years following the date that the interested stockholder became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, our board of directors approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	at or subsequent to such time the interested stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include (1) any merger or consolidation involving the corporation and an interested stockholder; (2) any sale, lease, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (5) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Special Certificate of Incorporation and Bylaw Provisions

Our bylaws contain provisions requiring that advance notice be delivered to the secretary of Cardtronics of any business to be brought by a stockholder before an annual or special meeting of stockholders, including the nomination and election of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to the secretary of Cardtronics not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year in the case of an annual meeting and not later than the close of business on the tenth day following the first day on which the date of the special meeting is publicly announced in the case of a special meeting. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our certificate of incorporation and bylaws provide that the number of directors shall not be fewer than three. Each director shall hold office for the term for which that individual is elected and thereafter until that individual’s successor is elected or until such individual’s earlier death, resignation, retirement, disqualification or removal.

Special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, if any, by a special committee that is duly designated by the Board, or by resolution adopted by the affirmative vote of the majority of the Board of Directors.

Subject to the provisions of our bylaws relating to the voting powers, designations, preferences and relative, participating, optional or other special rights of each class of our capital stock, our bylaws may be amended by the board of directors. Such authority shall not limit the ability of the stockholders to adopt, amend or repeal bylaws.

The foregoing provisions of our certificate of incorporation and bylaws, together with the provisions of Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Limitation of Liability of Officers and Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the officer’s or director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the officer or director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders. Our certificate of incorporation provides indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

We entered into an indemnification agreement with each of our directors. The indemnification agreements provide that we indemnify each of our directors to the fullest extent permitted by Delaware General Corporation Law. This means, among other things, that we must indemnify the indemnitee against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is serving or has served (1) as a director of Cardtronics, (2) in any capacity with respect to any employee benefit plan of Cardtronics, or (3) as a director, partner, trustee, officer, employee, or agent of any other entity at the request of Cardtronics if the indemnitee acted in good faith and, in the case of conduct in his or her official capacity, in a manner he or she reasonably believed not opposed to the best interests of Cardtronics and with respect to any criminal action or proceeding, the indemnitee had reasonable cause to believe that his or her conduct was lawful. Also, the indemnification agreements require that we advance expenses in defending such an action provided that the indemnitee undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification.

In general, the disinterested directors on the board of directors or a committee of the board of directors designated by majority vote of the board of directors have the authority to determine an indemnitee’s right to indemnification. However, such determination may also be made by (1) if there are no such directors, or if such directors so direct, independent legal counsel in a written opinion or (2) the stockholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar of the common stock is Wells Fargo Shareowners Services.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of February 17, 2010 by the selling stockholders, the number of shares which may be offered from time to time and information with respect to shares to be beneficially owned by the selling stockholders. The selling stockholders may from time to time offer and sell shares of our common stock pursuant to this prospectus or an applicable prospectus supplement. We prepared this table based solely on information provided to us by the selling stockholders, and we have not independently verified such information. At the time of an offering, we will update this table to disclose the number of shares beneficially owned prior to the offering, the number of shares offered in the offering and the number of shares beneficially owned after the offering.

	Shares Beneficially Owned		Shares Offered	Shares Beneficially Owned
	Prior to the Offering		Hereby	After the Offering(1)
	Number	Percentage(2)	Number	Number	Percentage(2)

CapStreet II, L.P.	8,091,222	19.4%
CapStreet Parallel II, L.P.	949,852	2.3
TA IX, L.P.	7,212,298	17.3
TA/Atlantic and Pacific V L.P.	2,884,931	6.9
TA/Atlantic and Pacific IV L.P.	1,243,637	3.0
TA Strategic Partners Fund A L.P.	147,707	*
TA Investors II, L.P.	144,224	*
TA Strategic Partners Fund B L.P.	26,489	*

*	Less than 1.0% of the outstanding common stock.

(1)	Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)	Based on 41,613,339 shares of our common stock outstanding as of February 17, 2010.

Common Stock Issuances to Selling Shareholders.  During 2001, we issued 1,320,898 shares of our common stock to CapStreet II, L.P. and CapStreet Parallel II, L.P. (collectively, “The CapStreet Group”) for an aggregate amount of $132.09. During 2002, we issued an additional 170,439 shares of our common stock to The CapStreet Group for an aggregate amount of $17.04. In February 2005, concurrent with the investment made by TA Associates, Inc. (“TA Associates”) and the issuance of our Series B Redeemable Convertible Preferred Stock (“Series B Stock”) (discussed below), we repurchased 353,878 common shares from The CapStreet Group. In conjunction with our initial public offering in December 2007, the remaining 1,137,459 common shares held by The CapStreet Group converted into the 9,041,074 common shares it holds as of the date of this prospectus.

Series B Redeemable Convertible Preferred Stock Issuances to Selling Shareholders.  In February 2005, we issued 894,568 shares of our Series B Stock to investment funds controlled by TA Associates (the “TA Funds”) for a per share price of $83.8394, resulting in aggregate gross proceeds of $75.0 million. The Series B shares were convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. In June 2007, we entered into a letter agreement with the TA Funds pursuant to which the TA Funds agreed to (i) approve our acquisition of the financial service business of 7-Eleven, Inc. and (ii) not transfer or otherwise dispose of any of their shares of Series B Stock during the period beginning on the date thereof and ending on the earlier of the date the acquisition closed (i.e., July 20, 2007) or September 1, 2007. Pursuant to the terms of the letter agreement, we amended the terms of our Series B Stock in order to increase, under certain circumstances, the number of shares of common stock into which the TA Funds’ shares of Series B Stock would be convertible in the event we completed an initial public offering. In December 2007, we completed our initial public offering, and based on the $10.00 per share offering price and the terms of the letter agreement, the 894,568 shares held by the TA Funds converted into 12,259,286 shares of common stock (on a split-adjusted basis).

In connection with our issuance of Series B Convertible Preferred Stock to the TA Funds in February 2005, all our existing stockholders entered into an investors agreement relating to several matters, only the registration rights provision of which survived our initial public offering in December 2007. Pursuant to the investors agreement, CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and permitted transferees thereof) and TA Associates have the right to demand that we file a registration statement with the SEC to register the sale of all or part of the shares of common stock beneficially owned by them. Subject to certain limitations, we are obligated to register these shares upon CapStreet II, L.P.’s or TA Associates’ demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. All holders of registrable securities, other than The CapStreet Group and TA Associates, have elected not to register their securities as part of this registration statement.

PLAN OF DISTRIBUTION

We and any selling stockholders may sell the offered securities in and outside the United States (1) through underwriters, brokers or dealers; (2) directly to purchasers, including our affiliates and stockholders; (3) through agents, (4) at prevailing market prices by us directly or through a designated agent, including sales made directly or through the facilities of The Nasdaq Global Market or any other securities exchange or quotation or trading service on which such securities may be listed, quoted or traded at the time of sale or (5) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, brokers, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or public offering price of the securities;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents;

•	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public, either on a firm commitment basis or a best efforts basis. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the debt securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell such securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any debt securities that we offer.

If dealers are used in the sale of securities, we and any selling stockholders will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We and any selling stockholders may sell the securities directly. In that case, no underwriters or agents would be involved. We and any selling stockholders may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and any selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Additional Provisions Applicable to Selling Stockholders

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

General Information

We or the selling stockholders may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make.

Agents, dealers, selling stockholders, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Our counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Cardtronics, Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 financial statements refers to a change in the method of accounting for fair value measurements of financial instruments in 2008 and a change in the method of accounting for income tax uncertainties in 2007.

The audited financial statements of the 7-Eleven Financial Services Business as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Cardtronics, Inc. dated July 17, 2007, have been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements have been incorporated in reliance on the report (which contains an explanatory paragraph relating to the 7-Eleven Financial Services Business restatement of its financial statements as described in Note 1 to the financial statements) of such independent accountants given on the authority of such firm as experts in auditing and accounting.

Common Stock

PROSPECTUS SUPPLEMENT

August   , 2010